Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

to be held on October 24, 2011

and

MANAGEMENT INFORMATION CIRCULAR

with respect to the issuance of securities by AuRico Gold Inc. in connection with a proposed

ARRANGEMENT

Involving

NORTHGATE MINERALS CORPORATION

and

AURICO GOLD INC.

September 21, 2011

These materials are important and require your immediate attention. They require AuRico Gold Inc. shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your professional advisers. If you have questions, you may contact the proxy solicitation agent, MacKenzie Partners Inc., by (i) telephone, toll-free in North America at 1-800-322-2885 or at 212-929-5500 outside of North America, (ii) facsimile to 212-929-0061, (iii) mail to 105 Madison Avenue, New York, NY 10016, or (iv) e-mail to proxy@mackenziepartners.com.

September 21, 2011

Dear AuRico Shareholder:

As you are aware, on August 29, 2011, AuRico Gold Inc. (“AuRico”) announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Northgate Minerals Corporation (“Northgate”), pursuant to which, among other things, AuRico will acquire all of the issued and outstanding common shares of Northgate (other than any common shares of Northgate owned by AuRico) in accordance with a plan of arrangement of Northgate under the British Columbia Business Corporations Act (the “Arrangement”). Assuming the Arrangement becomes effective, each Northgate shareholder will receive 0.365 of an AuRico common share for each Northgate common share.

AuRico has called a special meeting of shareholders to consider a resolution to approve the issuance of the AuRico common shares to Northgate securityholders in connection with the Arrangement (the “Share Issuance Resolution”). The special meeting of AuRico shareholders is being held concurrently with the meeting of Northgate shareholders, which has been called to consider the Arrangement.

AFTER CONSIDERATION OF THE ARRANGEMENT, THE AURICO BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

In order to become effective, the Share Issuance Resolution must be approved by at least a majority of the votes cast by AuRico shareholders, either present in person or by proxy at the special meeting. In order to become effective, the Arrangement requires, among other things, the approval of the Share Issuance Resolution by AuRico shareholders and the approval of the Arrangement by 66 2/3% of the shareholders of Northgate. The Arrangement is also subject to court approval. Assuming that all of the conditions to the Arrangement are satisfied or waived, AuRico expects the Arrangement to become effective on or about October 26, 2011.

AuRico shareholders are requested to complete and return the enclosed form of proxy to ensure that your AuRico common shares will be represented at the special meeting, whether or not you are personally able to attend. If you have questions, you may contact our proxy solicitation agent, MacKenzie Partners Inc., by (i) telephone, toll-free in North America at 1-800-322-2885 or at 212-929-5500 outside of North America, (ii) facsimile to 212-929-0061, (iii) mail to 105 Madison Avenue, New York, NY 10016, or (iv) e-mail to proxy@mackenziepartners.com.

The Arrangement will be a transformative transaction for AuRico and will create a new leading intermediate gold producer anchored by two cornerstone assets with a peer-leading production growth profile. The combined company will operate five mines, one near-term producing mine, and three development projects plus a prospective exploration portfolio across three of the top global jurisdictions for gold and silver mining: Mexico, Canada and Australia. The combined company will be expected to benefit from a strong balance sheet, an enhanced management team, greater trading liquidity and significant synergy opportunities. The combined company will offer investors exceptional un-hedged exposure to gold and silver.

Thank you for your continued support of AuRico.

Sincerely,

(Signed) René Marion

President & Chief Executive Officer

AURICO GOLD INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting of shareholders (the “Meeting”) of AuRico Gold Inc. (“AuRico” or the “Company”) will be held at Fasken Martineau DuMoulin LLP at the Bay Adelaide Centre, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6 on October 24, 2011 at 10:00 a.m. (Toronto time), for the following purposes:

  to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution, the full text of which is attached as Schedule “A” to the accompanying management information circular (the “Circular”) of AuRico, approving the issuance of AuRico common shares (the “AuRico Shares”) in connection with the arrangement agreement dated August 28, 2011 between Northgate Minerals Corporation (“Northgate”) and AuRico (the “Arrangement Agreement”), including the AuRico Shares forming the consideration to be paid to Northgate shareholders, and including AuRico Shares issuable upon (i) the exercise of AuRico options which replace outstanding options of Northgate (the “AuRico Exchange Options”) and (ii) the conversion of Northgate’s outstanding convertible notes, which will be assumed by AuRico, in each case, in connection with a court-approved plan of arrangement of Northgate under the provisions of Division 5 of Part 9 of the British Columbia Business Corporations Act, pursuant to which Northgate will become a wholly-owned subsidiary of AuRico, in accordance with the Arrangement Agreement, all as more particularly set forth in the accompanying Circular; and

  to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This Notice is accompanied by the Circular, which provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The Board of Directors of the Company has passed a resolution to fix the close of business (Toronto time) on September 23, 2011 as the record date for the determination of the registered holders of AuRico Shares who will be entitled to receive notice of the Meeting, or any adjournment or postponement thereof, and who will be entitled to vote at the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with the Company’s transfer agent, Computershare Investor Service Inc, by 10:00 a.m. (Toronto time) on October 21, 2011 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment or postponement thereof).

DATED at Toronto, Ontario this 21st day of September, 2011.

By Order of the Board of Directors

(Signed) Colin Benner
Colin Benner, Chairman

AURICO GOLD INC.
SPECIAL MEETING OF SHAREHOLDERS

TABLE OF CONTENTS

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES	1
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	2
INFORMATION CONCERNING NORTHGATE	4
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	4
CURRENCY EXCHANGE RATE INFORMATION	5
Q & A ON THE ARRANGEMENT, VOTING RIGHTS AND SOLICITATION OF PROXIES	6
GLOSSARY OF TERMS	13
SELECTED AURICO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION	20
GENERAL PROXY INFORMATION	21
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	23
BUSINESS OF THE MEETING	23
THE ARRANGEMENT	24
THE ARRANGEMENT AGREEMENT	37
RISK FACTORS	48
THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT	50
INFORMATION CONCERNING AURICO	55
OVERVIEW	55
INFORMATION CONCERNING NORTHGATE	59
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	63
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	63
AUDITOR	63
INTERESTS OF EXPERTS OF AURICO AND NORTHGATE	63
ADDITIONAL INFORMATION	64
DIRECTORS’ APPROVAL	65
CONSENTS	66

SCHEDULE A - SHARE ISSUANCE RESOLUTION	A-1
SCHEDULE B - UBS FAIRNESS OPINION	B-1
SCHEDULE C - AURICO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION	C-1

ii

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The securities to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act (as defined herein) or the securities laws of any state or any other jurisdiction and will be issued in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof, on the basis of the approval of the Supreme Court of British Columbia (the “Court”) and only to the extent that corresponding exemptions from the registration or qualification requirements of state or “blue sky” securities laws are available. See “The Arrangement - Issuance and Resale of Consideration Shares” in this Circular.

AuRico is a corporation existing under the laws of the Province of Ontario. The solicitation of proxies and the transactions contemplated in this Circular involve securities of two Canadian issuers and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the U.S. Exchange Act (as defined herein) are not applicable to AuRico or this solicitation. Securityholders should be aware that disclosure requirements under Canadian securities laws may be different from requirements under U.S. Securities Laws.

Information concerning Northgate and AuRico has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. Securities Laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included or incorporated by reference in this Circular have been prepared in accordance with Canadian Securities Administrators National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definitions and classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained or incorporated by reference in this Circular may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource estimate is permitted disclosure under NI 43-101 provided that the grade or quality and the quantity of each category is stated; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

The financial statements included or incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) or International Financial Reporting Standards (“IFRS”), both of which differ from U.S. generally accepted accounting principles in certain material respects. Therefore, such financial statements may not be comparable to financial statements of U.S. companies. The financial statements included, or incorporated by reference, in this Circular are subject to Canadian auditing and auditor independence standards, which differ from U.S. auditing and auditor independence standards, respectively.

The enforcement by securityholders of civil liabilities under U.S. Securities Laws may be adversely affected by the fact that AuRico is a corporation existing and governed under the laws of the Province of Ontario, and that some or all of its directors, officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of their respective assets may be located outside the United States. As a result, it may be difficult or impossible for U.S. securityholders to effect service of process within the United States upon AuRico, its respective officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” law of any state within the United States. In addition, U.S. securityholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the Unites States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Circular, the pro forma consolidated financial statements of AuRico and some of the material incorporated by reference into this Circular, contain certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to as “forward-looking statements”).

Forward-looking statements are frequently characterized by words such as “will”, “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are not based on historical fact, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors which could cause actual results, performance or achievements of Northgate or AuRico to differ materially from any future results, performance or achievements expressed or implied by such forward looking statements. Any forward-looking statement relating to Northgate is based exclusively on Northgate’s publicly available documents and records on file with the Canadian securities regulatory authorities. AuRico disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by AuRico and Northgate as at the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of AuRico contained or incorporated by reference in the Circular which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and incorporated by reference as well as: (1) that AuRico will complete the Arrangement in accordance with the terms and conditions of the Arrangement Agreement; (2) the accuracy of management’s assessment of the effects of the completion of the Arrangement; (3) the accuracy of AuRico’s and Northgate’s mineral reserve and mineral resource estimates; (4) the viability, permitting and development of the Guadalupe y Calvo and Orion properties being consistent with AuRico’s current expectations; (5) the permitting, development, operations and expansion of the Ocampo, El Chanate and El Cubo mines being consistent with AuRico’s current expectations; (6) the trading price of the AuRico Shares and Northgate Shares; (7) there being no significant political developments, whether generally or in respect of the mining industry specifically, in any jurisdiction in which AuRico or Northgate now or in the future carries on business which are not consistent with AuRico’s current expectations; (8) there being no significant disruptions affecting AuRico’s or Northgate’s current or future operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (9) that the exchange rate between the Canadian dollar, Mexican peso, Australian dollar and the U.S. dollar will be approximately consistent with current levels; (10) certain price assumptions for gold, copper and silver; (11) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (12) production forecasts meeting expectations; (13) labour and materials costs increasing on a basis consistent with AuRico’s current expectations; and (14) that the information available to AuRico in respect of Northgate is accurate and complete.

Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to:

  significant increases or decreases in the prices of gold, silver and copper;

  changes in interest rates and currency exchange rates;

  timing and amount of production;

  unanticipated grade changes;

  unanticipated recovery rates or production problems;

  changes in mining, processing and overhead costs;

  changes in metallurgy and processing technology;

  access and availability of materials, equipment, supplies, labour and supervision, power and water;

  determination of mineral reserves and mineral resources;

  availability of drill rigs;

  changes in operating parameters;

  costs and timing of development of new mineral reserves;

  results of current and future feasibility studies;

  joint venture relationships;

  political or economic instability, either globally or in the countries in which AuRico/or and Northgate operate;

  AuRico’s ability to successfully integrate acquisitions including, but not limited to, Northgate, and its business, assets and operations;

  changes in governmental policies or Laws (as defined herein);

  wars or armed conflicts, either globally or in the countries in which AuRico and/or Northgate operate;

  local and community impacts and issues;

  changes in Aboriginal title or rights to Northgate’s Canadian properties;

  timing and receipt of government approvals;

  accidents and labour disputes;

  environmental costs and risk;

  competitive factors, including competition for property acquisitions; and

  availability of capital at reasonable rates or at all.

In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect AuRico’s and Northgate’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, AuRico.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this Circular are qualified by these cautionary statements and those made in each of Northgate’s and AuRico’s filings with Canadian and U.S. securities regulatory authorities expressly incorporated by reference into this Circular. These factors are not intended to represent a complete list of the factors that could affect AuRico and/or Northgate. Accordingly, undue reliance should not be placed on forward-looking statements. AuRico undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this Circular or as otherwise required by applicable Law (as defined herein).

INFORMATION CONCERNING NORTHGATE

Except as otherwise indicated, the information concerning Northgate contained in the Circular has been taken from, or is based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although AuRico has no knowledge that would indicate that any statements contained herein concerning Northgate taken from, or based upon, such documents and records are untrue or incomplete, neither AuRico nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Northgate’s financial statements or Northgate’s mineral reserve and mineral resource estimates, or for any failure by Northgate to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to AuRico. AuRico has limited means of verifying the accuracy or completeness of any of the information contained herein that is derived from Northgate’s publicly available documents or records or whether there has been any failure by Northgate to disclose events that may have occurred or may affect the significance or accuracy of any information.

For further information regarding Northgate, please refer to Northgate’s filings with the Canadian Securities Administrators which may be obtained through the SEDAR website at www.sedar.com.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, all references to “C$”, “$” or “dollars” in the Circular refer to Canadian dollars and all references to “US$” in the Circular refer to United States dollars. AuRico’s and Northgate’s financial statements for the years ended December 31, 2010 and 2009 included herein and incorporated by reference are reported in United States dollars and are prepared in accordance with Canadian GAAP. AuRico’s and Northgate’s financial statements for the six-month period ended June 30, 2011 included herein and incorporated by reference are reported in United States dollars and are prepared in accordance with IFRS.

CURRENCY EXCHANGE RATE INFORMATION

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon the noon buying rates provided by the Bank of Canada:

	Six
	Months
	Ended	Year End
	June 30	December 31
	2011	2010	2009	2008
High	1.0022	1.0778	1.3000	1.2969
Low	0.9486	0.9946	1.0292	0.9719
Rate at end of period	0.9643	0.9946	1.0466	1.2246
Average rate for period	0.9767	1.0299	1.1420	1.0660

On September 8, 2011, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rates provided by the Bank of Canada was $0.9859.

AURICO GOLD INC.

MANAGEMENT INFORMATION CIRCULAR

Q & A ON THE ARRANGEMENT, VOTING RIGHTS AND SOLICITATION OF PROXIES

This Circular is dated September 21, 2011 and, unless otherwise stated, the information in this Circular is as of September 8, 2011. Capitalized terms used but not otherwise defined herein having the meanings attributed to them in the Glossary of Terms.

What is this document?

This Circular is a management information circular sent to shareholders in advance of a Meeting as set out in the Notice of Meeting. This Circular provides additional information respecting the business of the Meeting, AuRico Gold Inc. and Northgate Minerals Corporation. References in this Circular to the Meeting include any adjournment or postponement that may occur. A form of proxy or voting instruction form accompanies this Circular.

Who is soliciting my proxy?

Proxies are being solicited in connection with this Circular by the management of the Company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of the Company to whom no additional compensation will be paid. In addition, the Company has retained the services of MacKenzie Partners Inc. to solicit proxies on behalf of the Company for fees of approximately US$50,000 plus disbursements and other expenses.

Who is eligible to vote?

Holders of AuRico Shares at the close of business (Toronto time) on September 13, 2011 and their duly appointed representatives are eligible to vote.

What is the Arrangement?

The Arrangement is a business combination between AuRico and Northgate, pursuant to which, among other things, each Northgate Shareholder will receive, in consideration for each of their Northgate Shares, 0.365 of an AuRico Share. The Arrangement is being carried out pursuant to the terms of the Arrangement Agreement and will be conducted in accordance with a court-approved Plan of Arrangement under the British Columbia Business Corporations Act. As a result of the Arrangement, Northgate will become a wholly-owned subsidiary of AuRico.

Why is AuRico proposing to acquire Northgate?

AuRico believes that combining with Northgate will create a new leading intermediate gold company anchored by two cornerstone assets and a peer-leading production growth profile. The combined company will operate five mines, one near-term producing mine, and several development projects, plus a prospective exploration portfolio across three of the top global jurisdictions for gold and silver mining: Mexico, Canada and Australia. The combined company is expected to benefit from a strong balance sheet, an enhanced management team, greater trading liquidity and significant synergy opportunities. The combined company will offer investors exceptional un-hedged exposure to gold and silver.

Why is the Meeting being held?

The Meeting is being held in order to approve the issuance of AuRico Shares in connection with the Arrangement. Based on the AuRico and Northgate securities outstanding on September 8, 2011, in connection with the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), AuRico would be obligated to issue approximately 109,957,404 AuRico Shares, which is equal to approximately 63% of the non-diluted AuRico Shares outstanding. In addition, based on the AuRico and Northgate securities outstanding on September 8, 2011, AuRico may have to issue up to an additional 15,200,884 AuRico Shares upon the conversion of the Northgate Convertible Notes, which is equal to approximately 8.7% of the non-diluted AuRico Shares outstanding. The Northgate Convertible Notes will be assumed by AuRico as part of the Arrangement. It is anticipated that approximately 125,158,288 AuRico Shares will be issued or issuable, as applicable, as of the Effective Time, in connection with the Arrangement, which is equal to approximately 72% of the non-diluted AuRico Shares outstanding as at September 8, 2011. Pursuant to the listing rules of the TSX, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the closing of the transaction. In order for AuRico to acquire all of the issued and outstanding Northgate Shares pursuant to the Arrangement, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by shareholders of AuRico (the “Shareholders”), present in person or by proxy (the “AuRico Shareholder Approval”).

Based on the AuRico and Northgate securities outstanding on September 8, 2011, following completion of the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), holders of AuRico Shares immediately prior to the Effective Time will hold approximately 62% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes), while holders of Northgate Shares immediately prior to the Effective Time will hold approximately 38% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes). In addition, based on the AuRico and Northgate securities outstanding on September 8, 2011, AuRico could be obligated to issue up to an additional 15,200,884 AuRico Shares upon the conversion, from time to time, of the Northgate Convertible Notes in accordance with their terms (representing approximately 5% of the AuRico Shares anticipated to be issued and outstanding on a fully-diluted basis, excluding any AuRico Convertible Note Shares issuable on the conversion of the Northgate Convertible Notes, immediately after the Effective Time).

What approvals are required for the Share Issuance Resolution?

In order to become effective, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of the votes cast at the Meeting by Shareholders, present in person or by proxy.

When does AuRico expect the Arrangement to be effective?

AuRico expects to complete the Arrangement on or about October 26, 2011. As the Arrangement is conditional upon the receipt of a number of regulatory, court and shareholder approvals, the exact timing of completion of the Arrangement cannot be predicted with certainty.

What recommendation is AuRico’s board of directors making on the Arrangement?

After consideration of the Arrangement, the AuRico Board has UNANIMOUSLY RECOMMENDED that Shareholders VOTE IN FAVOUR of the Share Issuance Resolution.

In reaching its conclusion to approve the Arrangement Agreement, and unanimously recommend that Shareholders vote in favour of the Share Issuance Resolution, the AuRico Board and the special committee considered, among other things, the following factors:

Value: The acquisition is accretive to AuRico on a variety of metrics.

Diversification: The transaction provides geo-political diversification into Canada and Australia, two of the world’s premier jurisdictions for gold mining.

Strategy: The acquisition of Northgate (and the addition of the Young-Davidson Project in particular) is consistent with AuRico’s strategy of adding high-quality assets in North America with the potential to produce over 200,000 ounces of gold per year at cash costs in the lowest quartile. AuRico remains fully levered to gold and silver prices.

Growth: The acquisition builds on AuRico’s already strong growth profile and immediately creates a new intermediate producer that should be highly attractive to shareholders looking for a sizeable un-hedged production at competitive cash costs in stable jurisdictions

Fairness Opinion. In connection with the Arrangement, the AuRico Board received a written opinion from UBS to the effect that, as of August 26, 2011, and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the Share Exchange Ratio provided for in the Arrangement is fair, from a financial point of view, to AuRico. The full text of the opinion can be found at Schedule “B” to this Circular. See also the section of the Circular entitled “The Arrangement - Fairness Opinion”.

AuRico Shareholder Approval. The Share Issuance Resolution must be approved by a majority of the votes cast in respect thereof by Shareholders present in person or represented by proxy at the Meeting.

A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See the section of the Circular entitled “Statements Regarding Forward-Looking Information” and the section of the Circular entitled, “Risk Factors”.

Has AuRico’s board of directors received a fairness opinion in connection with the Arrangement?

In connection with the Arrangement, the AuRico Board received a written opinion from UBS Securities Canada Inc., to the effect that, as of August 26, 2011, and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the Share Exchange Ratio provided for in the Arrangement is fair, from a financial point of view, to AuRico. The full text of the opinion can be found at Schedule “B” to this Circular. See also the section of the Circular entitled “The Arrangement - Fairness Opinion”.

What conditions must be satisfied to complete the Arrangement?

The Arrangement is conditional upon the receipt of, among other things, the approval of the Share Issuance Resolution by a simple majority (50% plus one vote) of votes cast at the Meeting by Shareholders, present in person or by proxy, the approval of the Arrangement Resolution by at least two-thirds of the votes cast by Northgate Shareholders at the Northgate Meeting, Competition Act Approval and the Final Order from the Court. See the sections of the Circular entitled “The Arrangement Agreement – Mutual Conditions”, “The Arrangement Agreement – Northgate Conditions”, “The Arrangement Agreement – AuRico Conditions”, “The Arrangement - Approvals” and “The Arrangement - Regulatory Matters”.

Am I entitled to dissent rights?

No. AuRico Shareholders are not entitled to dissent rights in connection with the actions to be taken at the Meeting.

How many AuRico Shares could be issued pursuant to the Arrangement?

Based on the AuRico and Northgate securities outstanding on September 8, 2011, pursuant to the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), AuRico would be obligated to issue approximately 109,957,404 AuRico Shares. Based on the AuRico and Northgate securities outstanding on September 8, 2011, following completion of the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), holders of AuRico Shares immediately prior to the Effective Time will hold approximately 62% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes), while holders of Northgate Shares immediately prior to the Effective Time will hold approximately 38% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes). In addition, based on the AuRico and Northgate securities outstanding on September 8, 2011, AuRico could be obligated to issue up to an additional 15,200,884 (representing approximately 5% of the AuRico Shares anticipated to be issued and outstanding on a fully-diluted basis, excluding any AuRico Convertible Note Shares issuable on the conversion of the Northgate Convertible Notes, immediately after the Effective Time) AuRico Shares upon the conversion, from time to time, of the Northgate Convertible Notes in accordance with their terms.

How does AuRico intend to pay for the Arrangement?

AuRico has agreed to pay 0.365 of an AuRico Share for each Northgate Share. The issuance of the Consideration Shares to Northgate Shareholders requires AuRico Shareholder Approval.

Northgate Shareholders will not be entitled to fractional AuRico Shares in connection with the Arrangement. Where the consideration owing to such a Northgate Shareholder would otherwise result in a fractional AuRico Share being issued, the number of AuRico Shares to be received by such Northgate Shareholder shall be rounded down to the nearest whole AuRico Share. See the sections of the Circular entitled “The Arrangement - Fractional Shares” and “The Arrangement - Arrangement Consideration”.

How will the Arrangement affect my ownership and voting rights as a Shareholder of AuRico?

Based on the AuRico and Northgate securities outstanding on September 8, 2011, in connection with the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), AuRico would be obligated to issue approximately 109,957,404 AuRico Shares, which would result in there being a total of approximately 284,734,848 AuRico Shares issued and outstanding (which is equal to approximately 63% of the non-diluted AuRico Shares outstanding). In addition, based on the AuRico and Northgate securities outstanding on September 8, 2011, AuRico may have to issue up to an additional 15,200,884 AuRico Shares upon the conversion of the Northgate Convertible Notes, which is equal to approximately 8.7% of the non-diluted AuRico Shares outstanding. The Northgate Convertible Notes will be assumed by AuRico as part of the Arrangement. It is anticipated that approximately 125,158,288 AuRico Shares will be issued or issuable, as applicable, as of the Effective Time, in connection with the Arrangement, which is equal to approximately 72% of the non-diluted AuRico Shares outstanding as at September 8, 2011.

Based on the AuRico and Northgate securities outstanding on September 8, 2011, following completion of the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), holders of AuRico Shares immediately prior to the Effective Time will hold approximately 62% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes), while holders of Northgate Shares immediately prior to the Effective Time will hold approximately 38% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes). As a result of this issuance, the Shareholders’ ownership and voting interests in the combined company will be diluted, relative to their current proportional ownership and voting interest in AuRico. In addition, based on the AuRico and Northgate securities outstanding on September 8, 2011, AuRico could be obligated to issue up to an additional 15,200,884 (representing approximately 5% of the AuRico Shares anticipated to be issued and outstanding on a fully-diluted basis, excluding any AuRico Convertible Note Shares issuable on the conversion of the Northgate Convertible Notes, immediately after the Effective Time) AuRico Shares upon the conversion, from time to time, of the Northgate Convertible Notes in accordance with their terms.

Are there risks I should consider in connection with the Arrangement?

Yes. A number of risk factors that you should consider in connection with the Arrangement are described in the section of this Circular entitled “Risk Factors”.

How do I vote?

If you are a registered Shareholder, you may vote your AuRico Shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person you choose, who need not be a Shareholder, to represent you as a proxyholder and vote your shares at the Meeting.

If your AuRico Shares are held in an account with a bank, trust company, securities broker, trustee or other nominee, please refer to the answer to the question “How do I vote if my AuRico Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

How do I vote my AuRico Shares in person?

If you are a registered Shareholder and plan to attend the Meeting on October 24, 2011, and wish to vote your AuRico Shares in person, do not complete the enclosed form of proxy, as your vote will be taken and counted at the Meeting. Please register with the Company’s transfer agent and registrar, Computershare Investor Services Inc., upon arrival at the Meeting. If your AuRico Shares are held in an account with a nominee, please see the answer to the question “How do I vote if my AuRico Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?”

How do I vote if my AuRico Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other)?

Only registered Shareholders, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting. If your AuRico Shares are held in an account with a bank, trust company, securities broker, trustee or other financial institution, they will not be registered in your name and instead will be registered in the name of a nominee. As required by Canadian securities legislation, you will have received from your nominee either a request for voting instructions or a form of proxy for the number of AuRico Shares you hold unless you have instructed the nominee otherwise. The purpose of this procedure is to permit beneficial Shareholders to direct the voting of the AuRico Shares they beneficially own. Each nominee has its own signing and return instructions, which you should carefully follow to ensure your AuRico Shares will be voted. If you are a beneficial Shareholder and wish to:

  vote in person at the Meeting; or

  change the voting instructions given to your nominee; or

  revoke the voting instructions given to your nominee and vote in person at the Meeting,

  follow the instructions given by your nominee or contact your nominee to discuss what procedure to follow.

How do I know if I am a “registered” Shareholder or a “beneficial” Shareholder?

A holder of AuRico Shares may own such shares in one or both of the following ways:

  If a Shareholder is in possession of a physical share certificate showing the Shareholder’s name as the holder of such shares, such Shareholder is a “registered Shareholder” and his or her name and address are known to AuRico through the Transfer Agent.

  If a Shareholder owns AuRico Shares through a bank, broker or other nominee, such Shareholder is a “beneficial Shareholder” and he or she will not have a physical share certificate. Such Shareholder will have an account statement from his or her bank or broker as evidence of his or her AuRico Share ownership.

A registered Shareholder may vote a proxy in his or her own name at any time by telephone, internet or by mail, in accordance with the instructions appearing on the enclosed form of proxy and/or a registered Shareholder may attend the Meeting and cast a ballot. Because a registered Shareholder is known to AuRico and its Transfer Agent, his or her account can be confirmed and his or her vote recorded or changed if such registered Shareholder has previously voted. This procedure prevents a Shareholder from voting his or her AuRico Shares more than once. Only the registered Shareholder’s latest voting instructions received by the Company prior to the deadline for the deposit of proxies will be valid.

Most Shareholders are “beneficial owners” who are non-registered Shareholders. Their AuRico Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc.). Intermediaries have obligations to forward Meeting materials to the non-registered holders, unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

What constitutes a quorum at the Meeting?

A quorum for the Meeting consists of at least two persons present and authorized to vote at the Meeting. No business shall be transacted at the Meeting unless the requisite quorum is present at the commencement of the Meeting. If a quorum is present at the commencement of the Meeting, a quorum shall be deemed to be present during the remainder of the Meeting.

What happens if I sign the enclosed form of proxy?

Signing the enclosed form of proxy gives authority to the named proxyholders, Colin K. Benner or René Marion, to vote your AuRico Shares at the Meeting in accordance with your instructions. A Shareholder who wishes to appoint another person (who need not be a Shareholder) to represent the Shareholder at the Meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

What do I do with my completed form of proxy?

The completed proxy must be deposited at the office indicated on the enclosed envelope no later than 10:00 a.m. (Toronto time) on October 21, 2011, or on a day (excluding Saturdays, Sundays and holidays) which is at least 48 hours before the time of the Meeting or any adjourned or postponed Meeting.

If I change my mind, can I take back my proxy once I have given it?

A Shareholder who has voted by proxy may revoke it any time prior to its use. To revoke a proxy, a registered Shareholder may deliver a written notice to the registered office of the Company at 320 Bay Street, Suite 1520, Toronto, Ontario M5H 4A6 Fax: (647) 260-8881; Attention: Chris Richter, or at the offices of Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 10:00 a.m. (Toronto time) on the last business day before the Meeting or any adjournment or postponement of the Meeting. A proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by a registered Shareholder by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by applicable law. The written notice of revocation may be executed by the Shareholder or by an attorney who has the Shareholder’s written authorization. If the Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

How will my AuRico Shares be voted if I give my proxy?

If you appoint the Named Proxyholders as your proxyholders, the AuRico Shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for. In the absence of instructions from you, such AuRico Shares will be voted FOR the Share Issuance Resolution.

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the Named Proxyholders with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of AuRico is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

How many AuRico Shares are entitled to vote?

Each AuRico Share outstanding as at the close of business on the Record Date for the Meeting is entitled to one vote. As at September 8, 2011, there were 174,777,444 AuRico Shares outstanding.

Who are the principal Shareholders of the Company?

To the knowledge of the directors and executive officers of the Company, other than Van Eck Associates Corporation, as of the date of this Circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company. See the Section of the Circular entitled, “Voting Securities and Principal Holders of Voting Securities”.

What if I have other questions?

If you have questions, you may contact the proxy solicitation agent:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Facsimile: (212) 929-0061
Email: proxy@mackenziepartners.com

GLOSSARY OF TERMS

“Acquisition Proposal” means any bona fide written proposal (other than the transactions contemplated by the Plan of Arrangement), directly or indirectly, to acquire all or substantially all of the assets of Northgate or AuRico (on a consolidated basis) or more than 50% of the Northgate Shares or the AuRico Shares, as the case may be, whether by way of merger, amalgamation, statutory arrangement, recapitalization, take-over bid, sale of material assets (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale of material assets), liquidation, winding-up, sale or redemption of a material number of shares or rights or interests therein or thereto or similar transactions involving Northgate or AuRico and/or their respective subsidiaries, or a written proposal to do so, excluding the Arrangement;

“Arrangement” means the arrangement of Northgate pursuant to Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Northgate and AuRico, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated August 28, 2011, and amended September 9, 2011, between Northgate and AuRico, as the same may be further amended, supplemented or otherwise modified in accordance with the terms therein;

“Arrangement Resolution” means the special resolution of the Northgate Shareholders approving the Plan of Arrangement that is to be considered at the Northgate Meeting;

“AuRico” or “Company” means AuRico Gold Inc., a company existing under the OBCA;

“AuRico Board” means the board of directors of AuRico as the same is constituted from time to time;

“AuRico Convertible Note Shares” means AuRico Shares issuable upon the conversion of Northgate Convertible Notes after the Effective Date;

“AuRico Disclosure Letter” means the disclosure letter with respect to certain matters in the Arrangement Agreement dated as of August 28, 2011, executed by AuRico and delivered to Northgate;

“AuRico Exchange Option Shares” means AuRico Shares issuable upon the exercise of AuRico Exchange Options;

“AuRico Exchange Options” means an option to acquire AuRico Shares, provided in exchange for each Northgate Option outstanding immediately prior to the Effective Time;

“AuRico Locked-Up Shareholders” means those directors and officers of AuRico who have agreed to vote their shares in favour of the Share Issuance Resolution pursuant to the terms of the AuRico Voting Agreement and consist of: René Marion, Scott Perry, Colin K. Benner, Steve Cooper, Richard M. Colterjohn, Terrence Cooper, Alan Edwards, Ronald E. Smith, Joe Spiteri, Luis Chavez and Russell Tremayne;

“AuRico Shareholder Approval” means the approval by the Shareholders by ordinary resolution of the issuance of the Consideration Shares at the Meeting, in accordance with the policies of the TSX;

“AuRico Shares” means common shares in the capital of the Company;

“AuRico Termination Payment” means C$28 million;

“AuRico Voting Agreement” means the voting agreement addressed to Northgate by the AuRico Locked-up Shareholders, dated August 28, 2011;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, clearance, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of law, and includes any environmental permit;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“beneficial Shareholder” or “beneficial owner” means a non-registered Shareholder or, more specifically, a Shareholder that holds its/his/her AuRico Shares through an intermediary such as a bank, broker or other nominee;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“Canadian GAAP” means generally accepted accounting principles in effect from time to time in Canada, being those accounting principles set forth by the Institute of Chartered Accountants in Canada;

“Capital Gold” means Capital Gold Corporation;

“Change in AuRico Recommendation” means the AuRico Board’s withdrawal, modification, qualification of, or public proposal or public statement that it intends to withdraw, modify of qualify, in a manner adverse to Northgate, its unanimous recommendation to Shareholders to vote in favour of the Share Issuance Resolution;

“Change in Northgate Recommendation” means the Northgate Board’s withdrawal, modification, qualification of, or public proposal or public statement that it intends to withdraw, modify of qualify, in a manner adverse to AuRico, its unanimous recommendation to Northgate Shareholders to vote in favour of the Arrangement Resolution;

“CIM” has the meaning given to that term in the section of the Circular entitled “Notice to Securityholders in the United States”;

“Circular” means this management information circular dated September 21, 2011;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Competition Act Approval” means that the Commissioner: (a) shall have issued an advance ruling certificate, or (b) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter;

“Competition Tribunal” means the Competition Tribunal established under subsection 3(1) of the Competition Tribunal Act (Canada);

“Confidentiality Agreement” means the confidentiality agreement dated as of August 12, 2011 between AuRico and Northgate;

“Consideration” means the consideration to be received by the Northgate Shareholders pursuant to the Plan of Arrangement as consideration for their Northgate Shares, consisting of 0.365 AuRico Shares for each Northgate Share;

“Consideration Shares” means the AuRico Shares to be issued to Northgate Shareholders pursuant to the Plan of Arrangement;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc.;

“Dissenting Shareholder” means a registered holder of Northgate Shares who dissents in respect of the Arrangement in strict compliance with the procedures set forth in Article 5 of Plan of Arrangement, as modified by the Interim Order and the Final Order;

“Dissent Rights” means the rights of dissent of Northgate Shareholders in respect of the Arrangement described in Article 5 of the Plan of Arrangement, as modified by the Interim Order and the Final Order;

“Director” means a member of the AuRico Board;

“Effective Date” means the date agreed to by Northgate and AuRico in writing as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, and the Final Order has been granted by the Court;

“Effective Time” means 5:01 p.m. (Vancouver time) on the Effective Date, or such other time agreed to by Northgate and AuRico in writing;

“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means any applicable: (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, stock exchange or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;

“IFRS” means, at any given date, International Financial Reporting Standards, which include standards and interpretations adopted by the International Accounting Standards Board (IASB), applied on a consistent basis;

“Interim Order” means the interim order of the Court contemplated by the Arrangement Agreement and made pursuant to section 291 of the BCBCA, in a form acceptable to Northgate and AuRico, each acting reasonably, providing for, among other things, the calling and holding of the Northgate Meeting, as the same may be amended by the Court with the consent of Northgate and AuRico, each acting reasonably;

“Kemess Underground Project” means the mining and milling complex located in the mountains of north-central British Columbia, approximately 430 kilometres northwest of Prince George, consisting of four mining leases (Numbers 354991, 410732, 410741 and 524240), 57 cell and legacy mineral claims and one surface rights licence, collectively covering 80,580 acres and operating under the M96-03 Project Approval Certificate issued on April 29, 1996;

“Laws” means all laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, whether foreign or domestic, including U.S. Securities Laws;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Material Adverse Change” means, in respect of AuRico or Northgate, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of AuRico or Northgate, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, Liabilities, financial condition or continued ownership, development and operation of its properties, of AuRico and the AuRico Subsidiaries, or Northgate and the Northgate Subsidiaries, respectively, on a consolidated basis, other than any change, effect, event or occurrence: (i) relating to the global economy or securities or commodities markets in general; (ii) affecting the worldwide gold, copper and silver mining industry in general and which does not have a materially disproportionate effect on AuRico and the AuRico Subsidiaries on a consolidated basis, or Northgate and the Northgate Subsidiaries on a consolidated basis, respectively; (iii) resulting from changes in the price of gold, copper and silver; (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or any relevant foreign currency or vice versa; (v) relating to a change in the market trading price of publicly traded securities of AuRico or Northgate, either: (A) related to this Agreement and the Arrangement or the announcement thereof, or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Change and Material Adverse Effect under clauses (i), (ii), (iv), (vi) or (vii) hereof; (vi) relating to any generally applicable change in applicable accounting principles; or (vii) resulting from the announcement of this Agreement, the pendancy of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein; and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred or whether a state of facts exists that has or could have a “Material Adverse Effect” and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts;

“Meeting” means the special meeting of shareholders of the Company to be held on October 24, 2011 at 10:00 a.m. (Toronto time) at Fasken Martineau DuMoulin, Bay Adelaide Centre, 333 Bay Street, 24th Floor, Toronto, Ontario M5H 2T6 ;

“Named Proxyholders” means Colin K. Benner or René Marion;

“New AuRico Board” means the board of directors of AuRico, after its combination with Northgate;

“NI 43-101” means Canadian Securities Administrators National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“Northgate” means Northgate Minerals Corporation, a company existing under the BCBCA;

“Northgate’s 2007 Share Option Plan” means the share option plan of Northgate dated May 4, 2007;

“Northgate Board” means, the board of directors of Northgate as the same is constituted from time to time;

“Northgate Circular” means the notice of the Northgate Meeting and accompanying management information circular, dated September 21, 2011, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Northgate Shareholders in connection with the Northgate Meeting, as amended, supplemented or otherwise modified from time to time;

“Northgate Convertible Notes” means the US$170,000,000 aggregate principal amount of 3.50% convertible senior notes dated September 30, 2010 and maturing October 1, 2016, issued by Northgate pursuant to the Northgate Indenture;

“Northgate Disclosure Letter” means the disclosure letter with respect to certain matters in the Arrangement Agreement dated as of August 28, 2011, executed by Northgate and delivered to AuRico;

“Northgate ESPP” means the 2005 employee share purchase plan of Northgate;

“Northgate Indenture” means the indenture dated as of October 5, 2010 between Northgate, the Bank of New York Mellon and BNY Trust Company of Canada as supplemented by the first supplemental indenture dated October 5, 2010 between such parties;

“Northgate Locked-Up Shareholders” means those directors and officers of Northgate who have agreed to vote their shares in favour of the Arrangement Resolution pursuant to the terms of the Northgate Voting Agreement and consist of: Terrence A. Lyons, Mark Daniel, Paul J. Dowd, Patrick D. Downey, Richard J. Hall, Douglas P. Hayhurst, Conrad A. Pinette, Jon A. Douglas, Peter MacPhail, Christopher Rockingham, Matthew J. Howorth and Eugene Lee;

“Northgate Meeting” means the special meeting of the Northgate Shareholders held to consider and approve, among other things, the Arrangement;

“Northgate Noteholders” means the holders of the Northgate Convertible Notes;

“Northgate Optionholders” means the holders of the Northgate Options;

“Northgate Options” means the outstanding options to purchase Northgate Shares, including those issued pursuant to the Northgate’s 2007 Share Option Plan;

“Northgate Rights Plan” means the Shareholder Rights Plan Agreement between Northgate and Computershare Trust Company of Canada, dated as of March 11, 2004 and re-adopted by the Northgate Board as of March 8, 2010, as it may be amended from time to time;

“Northgate Shareholder Approval” means approval by the Northgate Shareholders at the Northgate Meeting of the Arrangement Resolution;

“Northgate Shareholders” means the holders of Northgate Shares;

“Northgate Shares” means the common shares in the capital of Northgate;

“Northgate Termination Payment” means an amount equal to C$45 million;

“Northgate Voting Agreement” means the voting agreement addressed to AuRico by the Northgate Locked-up Shareholders, dated August 28, 2011;

“Notice of Meeting” means the Notice of Special Meeting of Shareholders accompanying this Circular;

“Notifiable Transaction” has the meaning given to that term in the section of the Circular entitled “The Arrangement - Regulatory Matters”;

“NYSE” means the New York Stock Exchange;

“NYSE-Amex” means the NYSE Amex LLC;

“OBCA” means Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Option Exchange Ratio” shall be the number of AuRico Shares equal to the product of the number of Northgate Shares subject to a Northgate Option immediately before the Effective Time multiplied by the Share Exchange Ratio;

“Outside Date” means December 31, 2011, or such later date as may be agreed to in writing by AuRico and Northgate;

“Pending AuRico Acquisition Proposal” has the meaning ascribed thereto in the section of the Circular entitled “The Arrangement – Termination Payments”;

“Pending Northgate Acquisition Proposal” has the meaning ascribed thereto in the section of the Circular entitled “The Arrangement – Termination Payments”;

“Person” means an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Northgate, substantially in the form of Schedule “A” to the Arrangement Agreement, and any amendments or variations thereto made in accordance with the Arrangement Agreement and with any order of the Court;

“Primero” means Primero Mining Corp., a company existing under the BCBCA;

“Primero Agreement” means the arrangement agreement between Northgate and Primero dated as of July 12, 2011;

“Record Date” means the close of business (Toronto time) on September 23, 2011;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, including Competition Act Approval and, if applicable, any Foreign Antitrust Clearance;

“SEC” means the United States Securities and Exchange Commission;

“Selection Committee” means the committee, consisting of one member of Northgate’s corporate governance and compensation committee, the Chairman of the AuRico Board and a representative from Korn/Ferry International, that will interview and select the directors for the New AuRico Board;

“Share Exchange Ratio” shall be 0.365 of an AuRico Share for each Northgate Share;

“Share Issuance Resolution” means the ordinary resolution approving the issuance of the Consideration Shares, the AuRico Exchange Option Shares and the AuRico Convertible Note Shares as more particularly set forth as Schedule “A” to the Circular;

“Shareholder” means a holder of AuRico Shares;

“Superior Proposal” means any bona fide written proposal, other than the Arrangement, by a third party, directly or indirectly, to acquire all or substantially all of the assets of Northgate or AuRico (on a consolidated basis) or more than 100% of the Northgate Shares or the AuRico Shares, whether by way of merger, amalgamation, arrangement, share exchange, take-over bid, recapitalization, sale of assets or otherwise, and that the Northgate Board or the AuRico Board, as applicable, determines in its good faith (based upon the written advice from its financial advisors and outside legal counsel): (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) is fully financed or is reasonably capable of being fully financed; and (iii) would, if consummated in accordance with its terms, result in a transaction more favourable to Northgate Shareholders or Shareholders, as applicable, from a financial point of view than the terms of the Arrangement;

“Supplementary Information Request” has the meaning given to that term in the section of the Circular entitled “The Arrangement - Regulatory Matters”;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Transfer Agent” means the transfer agent and registrar of the Company, Computershare Investor Services Inc.;

“TSX” means the Toronto Stock Exchange;

“UBS” means UBS Securities Canada Inc., the financial advisor to AuRico in respect of the Arrangement;

“UBS Fairness Opinion” means the written fairness opinion of UBS dated August 26, 2011, delivered to the AuRico Board in connection with the Arrangement, the full text of which is set out as Schedule “B” to the Circular;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated, from time to time, thereunder;

“U.S. Person” has the meaning ascribed to it in Rule 902 of Regulation S of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated, from time to time, thereunder;

“U.S. Securities Laws” means the U.S. Securities Act and the U.S. Exchange Act and any applicable U.S. state securities laws; and

“Young-Davidson Project” means an advanced stage gold mining development project immediately west of the village of Matachewan, Ontario and approximately 60 kilometres west of the town of Kirkland Lake, Ontario, and comprised of 89 staked mining claims, 81 mining leases, two patented claims, and one licence of occupation, covering approximately 729 hectares of surface rights and 5,038 hectares of mining rights.

SELECTED AURICO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The selected unaudited pro forma condensed consolidated financial information set forth below should be read in conjunction with AuRico’s unaudited pro forma condensed consolidated financial statements and the accompanying notes thereto attached as Schedule “C” to the Circular. The pro forma condensed consolidated income statement for the year ended December 31, 2010 has been prepared in accordance with Canadian GAAP. The pro forma condensed consolidated balance sheet and income statement as at and for the six months ended June 30, 2011 have been prepared in accordance with IFRS.

The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of AuRico as at June 30, 2011 and gives pro forma effect to the completion of the Arrangement as if it had occurred June 30, 2011. The pro forma consolidated income statements for the year ended December 31, 2010 and the six-month period ended June 30, 2011 have been prepared, respectively, from the audited statements of operations of AuRico for the year ended December 31, 2010 and the unaudited interim consolidated statement of operations of AuRico for the six-month period ended June 30, 2011 and give pro forma effect to the completion of (i) the Arrangement and the acquisition of Capital Gold as if these transactions had occurred on January 1, 2010 and (ii) the Arrangement and the acquisition of Capital Gold as if these transactions had occurred on January 1, 2011.

The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between AuRico and Northgate. The unaudited pro forma condensed consolidated financial information set forth below is extracted from, and should be read in conjunction with, the unaudited pro forma condensed consolidated financial information of AuRico and the accompanying notes included in Schedule “C” to the Circular.

	Six months ended June 30, 2011		Year ended December 31, 2010
	(presented in accordance with IFRS)		(presented in accordance with Canadian GAAP)
	AuRico	Pro forma (note 1)	AuRico	Pro forma (note 2)
(in thousands of U.S. dollars)
Income statement data:
Revenue from mining operations	$183,217	$394,442	$238,266	$800,139
Net earnings (loss)	$36,309	$34,226	$(147,487)	$(239,668)

(in U.S. dollars)
Per AuRico Share data:
Basic earnings (loss) per share	$0.24	$0.12	$(1.06)	$(0.86)
Diluted earnings (loss) per share	$0.24	$0.07	$(1.06)	$(0.86)

	As at June 30, 2011
	(presented in accordance with IFRS)
	AuRico	Pro forma (note 3)
(in thousands of U.S. dollars)
Balance Sheet data:
Cash and cash equivalents	$102,119	$298,488
Total assets	$1,318,522	$3,201,691
Total debt, including current portion	$39,408	$277,308
Total liabilities	$282,002	$836,174
Shareholders' equity	$1,036,520	$2,365,517

_______________________

Note 1 - The pro forma column represents the pro forma financial information after giving effect to the Arrangement and the acquisition of Capital Gold assuming both occurred on January 1, 2011.
Note 2 - The pro forma column represents the pro forma financial information after giving effect to the Arrangement and the acquisition of Capital Gold assuming both occurred on January 1, 2010.
Note 3 - The pro forma column represents the pro forma financial information after giving effect to the Arrangement assuming it occurred on June 30, 2011.
All of the above should be read in conjunction with the unaudited pro forma condensed consolidated financial information of AuRico for the year ended December 31, 2010, and as at and for the six months ended June 30, 2011, included in Schedule “C” to the Circular.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of AuRico for use at the Meeting. The Meeting will be held on October 24, 2011 or any adjournment or postponement thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting. It is expected that solicitation of proxies will be primarily by mail but may also be in person or by telephone by the directors, officers and regular employees of the Company. The Company will also be using the services of MacKenzie Partners Inc. to solicit proxies. If you have questions, you may contact the proxy solicitation agent, MacKenzie Partners Inc., by (i) telephone, toll-free in North America at 1-800-322-2885 or at 212-929-5500 outside of North America, (ii) facsimile to 212-929-0061, (iii) mail to 105 Madison Avenue, New York, NY 10016, or (iv) e-mail to proxy@mackenziepartners.com. The cost of solicitation will be borne by the Company.

To the Company’s knowledge, the Directors and senior officers of AuRico have agreed to vote their AuRico Shares in favour of the Share Issuance Resolution pursuant to the AuRico Voting Agreement.

Appointment and Revocation of Proxies

The Named Proxyholders are Colin K. Benner and René Marion. A Shareholder who wishes to appoint another person (who need not be a Shareholder) to represent the Shareholder at the Meeting may either insert the person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

The proxy must be in writing and signed by the Shareholder or by the Shareholder’s attorney, duly authorized in writing or, if the Shareholder is a body corporate or association, signed by any individual authorized by a resolution of the directors or governing body of the body corporate or association. A proxy will only be valid if it is duly completed, signed, dated and received at the office of the Transfer Agent, Computershare Investor Services Inc., Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1 (fax: 1-866-249-7775), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting or any adjournment or postponement thereof.

A Shareholder who has voted by proxy may revoke it any time prior to its use. To revoke a proxy, a registered Shareholder may deliver a written notice to the registered office of the Company at 320 Bay Street, Suite 1520, Toronto, Ontario M5H 4A6 Fax: (647) 260-8881; Attention: Chris Richter, or at the offices of Computershare Investor Services Inc., 100 University Avenue, 11th floor, Toronto, Ontario, M5J 2Y1 at any time up to 10:00 a.m. (Toronto time) on the last business day before the Meeting or any adjournment or postponement of the Meeting. A proxy may also be revoked on the day of the Meeting or any adjournment or postponement of the Meeting by a registered Shareholder by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by applicable law. The written notice of revocation may be executed by the Shareholder or by an attorney who has the Shareholder’s written authorization. If the Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. Only registered Shareholders have the right to revoke a proxy. Beneficial Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

If you have questions, you may contact the proxy solicitation agent, MacKenzie Partners Inc., by (i) telephone, toll-free in North America at 1-800-322-2885 or at 212-929-5500 outside of North America, (ii) facsimile to 212-929-0061, (iii) mail to 105 Madison Avenue, New York, NY 10016, or (iv) e-mail to proxy@mackenziepartners.com.

Voting of Proxies and Exercise of Discretion

The accompanying form of proxy confers discretionary authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting, or any adjournment or postponement thereof, and the named proxies in your properly executed proxy will vote on such matters in accordance with their judgment. At the date of this Circular, management of AuRico is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, AURICO SHARES WILL BE VOTED IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

Notice to Non-Registered (Beneficial) Shareholders

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold AuRico Shares in their own name. Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records of the Company as registered Shareholders can be recognized and acted upon at the Meeting or any adjournment or postponement thereof. If AuRico Shares are listed in an account statement provided to a Shareholder by a broker or other intermediary, then in almost all cases, those AuRico Shares will not be registered in the Shareholder’s name on the records of the Company.

Those AuRico Shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary. In Canada, the vast majority of those AuRico Shares are registered under the name of “CDS & Co.” (the registration name of CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Shares held by intermediaries can only be voted (for or against resolutions) upon the instructions of the beneficial Shareholders. Without specific instructions, the intermediaries are prohibited from voting AuRico Shares for their clients. The Company does not know for whose benefit the AuRico Shares registered in the name of CDS & Co., or another intermediary, are held.

Applicable regulatory policy requires intermediaries to seek voting instructions from beneficial shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Shareholders in order to ensure that their AuRico Shares are voted at the Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a beneficial Shareholder by its intermediary is identical to the form of proxy provided to registered Shareholders; however, its purpose is limited to instructing the registered Shareholder on how to vote on behalf of the beneficial Shareholder. The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scanable voting instruction form in lieu of the form of proxy. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or fax. Alternatively, beneficial Shareholders can call the toll-free telephone number printed on their voting instruction form or access Broadridge’s dedicated voting website at www.proxyvote.com to deliver their voting instructions. Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of AuRico Shares to be represented at the Meeting or any adjournment or postponement thereof.

A beneficial Shareholder receiving a voting instruction form cannot use that voting instruction form to vote AuRico Shares directly at the Meeting or any adjournment or postponement thereof. Although a beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting AuRico Shares registered in the name of an intermediary, a beneficial Shareholder may obtain a legal proxy from such intermediary, or Broadridge as the agent for that intermediary, to attend the Meeting as a proxyholder for the registered Shareholder and vote their AuRico Shares in that capacity. To do this, a beneficial Shareholder must enter their own name in the blank space on the voting instruction form (or in the case of a U.S.-based holder, check the box) indicating that they or their appointee are going to attend and vote at the Meeting and return the voting instruction form to their intermediary or Broadridge in accordance with the instructions provided well in advance of the Meeting. Shareholders will need to bring the legal proxy to the Meeting in order to vote their AuRico Shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of AuRico Shares, of which 174,777,444 AuRico Shares were issued and outstanding as of September 8, 2011. Shareholders are entitled to receive notice of, and to attend and vote at, all meetings of the Shareholders of the Company, and each AuRico Share confers the right to one vote in person or by proxy at all meetings of the Shareholders of the Company.

Shareholders at the close of business (Toronto time) on the Record Date are entitled to vote or to have their AuRico Shares voted at the Meeting.

As at September 8, 2011, to the knowledge of the Directors and executive officers of the Company, other than as described below, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company:

	Number of	% of AuRico
Name	AuRico Shares	Shares
Van Eck Associates Corporation	18,300,000	10.47%

BUSINESS OF THE MEETING

As set out in the Notice of Meeting, at the Meeting, Shareholders of the Company will be asked to consider and vote on the Share Issuance Resolution.

AuRico Shareholder Approval is required in connection with the Arrangement by the rules and regulations of the TSX. In connection with the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), AuRico would be obligated to issue approximately 109,957,404 AuRico Shares, which is equal to approximately 63% of the non-diluted AuRico Shares outstanding. In addition, based on the AuRico and Northgate securities outstanding on September 8, 2011, AuRico may have to issue up to an additional 15,200,884 AuRico Shares upon the conversion of the Northgate Convertible Notes, which is equal to approximately 8.7% of the non-diluted AuRico Shares outstanding. The Northgate Convertible Notes will be assumed by AuRico as part of the Arrangement. It is anticipated that approximately 125,158,288 AuRico Shares will be issued or issuable, as applicable, as of the Effective Time, in connection with the Arrangement, which is equal to approximately 72% of the non-diluted AuRico Shares outstanding as at September 8, 2011. Pursuant to the listing rules of the TSX, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In order for the acquisition of Northgate to be completed, Shareholders must approve the Share Issuance Resolution.

Based on the AuRico and Northgate securities outstanding on September 8, 2011, following completion of the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), holders of AuRico Shares immediately prior to the Effective Time will hold approximately 62% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes), while holders of Northgate Shares immediately prior to the Effective Time will hold approximately 38% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes). In addition, based on the AuRico and Northgate securities outstanding on September 8, 2011, AuRico could be obligated to issue up to an additional 15,200,884 (representing approximately 5% of the AuRico Shares anticipated to be issued and outstanding on a fully-diluted basis, excluding any AuRico Convertible Note Shares issuable on the conversion of the Northgate Convertible Notes, immediately after the Effective Time) AuRico Shares upon the conversion, from time to time, of the Northgate Convertible Notes in accordance with their terms. In order for the acquisition of Northgate to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Shareholders, present in person or by proxy.

Record Date

The AuRico Board has passed a resolution to fix the close of business (Toronto time) on September 23, 2011 as the Record Date for the determination of the registered Shareholders that will be entitled to notice of the Meeting, and any adjournment or postponement of the Meeting, and that will be entitled to vote at the Meeting.

Outstanding Shares

Each AuRico Share outstanding as at the close of business on the Record Date is entitled to one vote at the Meeting. As at September 8, 2011, there were 174,777,444 AuRico Shares outstanding.

THE ARRANGEMENT

General

This section provides material information about the acquisition of Northgate and other information regarding the Arrangement.

Both the AuRico Board and the Northgate Board have approved the Arrangement Agreement. The Arrangement Agreement and the Plan of Arrangement provide that AuRico will acquire all of the outstanding Northgate Shares subject to, among other things:

  approval of the Share Issuance Resolution by Shareholders;

  approval of the Arrangement Resolution by Northgate Shareholders;

  approval of the Arrangement by the Court; and

  receipt of Competition Act Approval.

Pursuant to the Arrangement, Northgate will become a wholly-owned subsidiary of AuRico. On consummation of the Arrangement, (i) AuRico will acquire each outstanding Northgate Share (other than those held by Northgate Shareholders who properly exercise their Dissent Rights) in exchange for the Consideration Shares and (ii) each outstanding Northgate Option shall be exchanged for an AuRico Exchange Option. Northgate Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their Northgate Shares. Northgate Optionholders are not entitled to Dissent Rights. Dissent Rights are not available to AuRico Shareholders in connection with the Arrangement. See the section of the Circular entitled “The Arrangement – Dissenting Shareholder Rights”. In addition, as a consequence of the Arrangement, AuRico will be obligated to issue AuRico Shares on the conversion of the Northgate Convertible Notes.

If permitted by applicable laws, AuRico intends to delist the Northgate Shares from the TSX and the NYSE-Amex as soon as practicable following the Effective Date and to apply for a decision for Northgate to cease to be a reporting issuer under the securities laws of each province of Canada in which it is a reporting issuer, and the United States.

When the Arrangement Becomes Effective

The Arrangement will become effective after all of the conditions precedent to the completion of the Arrangement have been waived or satisfied, and the Final Order has been granted by the Court. The Arrangement will be binding on and after the Effective Time, on Northgate Shareholders, Northgate Optionholders, Northgate Noteholders, Northgate, AuRico, the rights agent under the Northgate Rights Plan, the Depositary, the registrar and transfer agent in respect of the Northgate Shares and all holders of rights, agreements, understandings or claims to acquire any Northgate Shares or other securities of Northgate.

Plan of Arrangement

Pursuant to the terms of the Plan of Arrangement, at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person, in each case effective as at the Effective Time:

  all “Rights” (as such term is defined in the Northgate Rights Plan) under the Northgate Rights Plan will terminate and expire;

  each Northgate Share held by a Dissenting Shareholder shall be transferred and deemed to have been transferred by the holder thereof, free and clear of all Liens, to AuRico;

  each Northgate Share held by a Northgate Shareholder (other than a Northgate Shareholder who has validly exercised its Dissent Rights and other than Northgate Shares beneficially owned by AuRico immediately prior to the Effective Time) shall be transferred and assigned to AuRico free and clear of all Liens in exchange for 0.365 of an AuRico Share (the “Share Exchange Ratio”);

  each Northgate Option outstanding immediately prior to the Effective Time shall be exchanged for an AuRico Exchange Option to acquire, on the same terms and conditions as were applicable to such Northgate Option immediately before the Effective Time under the Northgate’s 2007 Share Option Plan and relevant agreement evidencing the grant thereof or relevant agreement under which it was issued, the number of AuRico Exchange Options Shares equal to the product of: (1) the number of Northgate Shares subject to such Northgate Option immediately before the Effective Time multiplied by (2) the Share Exchange Ratio; and

  in accordance with the terms of the Northgate Indenture, each Northgate Convertible Note shall be convertible at any time after the Effective Time into AuRico Convertible Note Shares.

Promptly on or after the Effective Date, AuRico shall deliver or arrange to be delivered to the Depositary certificates representing the Consideration Shares required to be issued to former Northgate Shareholders in accordance with the provisions of the Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such former Northgate Shareholders for distribution to such former Northgate Shareholders in accordance with the provisions of the Plan of Arrangement.

Pursuant to the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), AuRico would be obligated to issue approximately 109,957,404 AuRico Shares, as at September 8, 2011. In addition, AuRico could be obligated to issue up to an additional 15,200,884 AuRico Shares upon the conversion, from time to time, of the Northgate Convertible Notes in accordance with their terms.

Based on the AuRico and Northgate securities outstanding on September 8, 2011, following completion of the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), holders of AuRico Shares immediately prior to the Effective Time will hold approximately 62% of the AuRico Shares issued and outstanding on a fully-diluted basis (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes), while holders of Northgate Shares immediately prior to the Effective Time will hold approximately 38% of the AuRico Shares issued and outstanding on a fully-diluted basis (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes). In addition, based on the AuRico and Northgate securities outstanding on September 8, 2011, AuRico could be obligated to issue up to an additional 15,200,884 AuRico Shares upon the conversion, from time to time, of the Northgate Convertible Notes in accordance with their terms.

Fractional Shares

In no event shall any Northgate Shareholder be entitled to a fractional AuRico Share. Where the aggregate number of AuRico Shares to be issued to a Northgate Shareholder as Consideration Shares under the Arrangement would result in a fraction of an AuRico Share being issuable, the number of AuRico Shares to be received by such Northgate Shareholder shall be rounded down to the nearest whole AuRico Share.

AuRico Exchange Options

As of September 8, 2011, there were outstanding Northgate Options which, when vested, would be exercisable to acquire a total of 8,859,800 Northgate Shares. All Northgate Options will vest upon a change of control, which will occur on the Effective Date.

Each Northgate Option which is outstanding and has not been duly exercised prior to the Effective Date shall be exchanged for a fully vested AuRico Exchange Option to purchase from AuRico the number of AuRico Shares (rounded down to the nearest whole share) equal to: (i) the AuRico Option Exchange Ratio multiplied by (ii) the number of Northgate Shares subject to such Northgate Option immediately prior to the Effective Date. Such AuRico Exchange Option shall provide for an exercise price per AuRico Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Northgate Share otherwise purchasable pursuant to such Northgate Option; divided by (y) the Share Exchange Ratio. All terms and conditions of an AuRico Exchange Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Northgate Option for which it was exchanged, and shall be governed by the terms of the applicable Northgate Stock Option Plan and any certificate or option agreement previously evidencing the Northgate Options shall thereafter evidence, and be deemed to evidence, such AuRico Exchange Options and such AuRico Exchange Options shall be designed to meet the requirements under subsection 7(1.4) of the Tax Act.

Northgate Convertible Notes

As of September 8, 2011, there were outstanding an aggregate of US$170,000,000 principal amount of Northgate Convertible Notes convertible into 41,646,260 Northgate Shares. As a consequence of the Arrangement, AuRico will be obligated to issue from and after the Effective Date, AuRico Shares on the conversion of the Northgate Convertible Notes. It is anticipated that AuRico would be obligated to issue 15,200,884 AuRico Convertible Note Shares if all of the Northgate Convertible Notes were converted immediately following the Effective Date.

Arrangement Consideration

AuRico has agreed to pay 0.365 of an AuRico Share for each Northgate Share.

Northgate Shareholders will not be entitled to fractional AuRico Shares in connection with the Arrangement. Where the consideration owing to such a Northgate Shareholder would otherwise result in a fractional AuRico Share being issued, the number of AuRico Shares to be received by such Northgate Shareholder shall be rounded down to the nearest whole AuRico Share. See “The Arrangement - Fractional Shares”.

Stock Exchange Listings

The Northgate Shares are listed on the TSX and the NYSE-Amex trading under the symbols “NGX” and “NXG”, respectively.

The AuRico Shares are listed on the TSX and the NYSE under the symbol “AUQ”.

It is a mutual condition to the completion of the Arrangement that the TSX and the NYSE shall have conditionally approved the listing of AuRico Shares to be issued pursuant to the Arrangement or made issuable pursuant to AuRico’s share issuance commitments in accordance with the Arrangement Agreement. AuRico has applied to list the AuRico Shares to be issued or made issuable pursuant to the Arrangement on the TSX and the NYSE. Listing will be subject to AuRico fulfilling all of the listing requirements of such exchanges.

AuRico intends to delist the Northgate Shares from the TSX and the NYSE-Amex as soon as practicable following the Effective Date.

Background to the Arrangement

The management and the AuRico Board continually review the position of the company and possible business combinations, joint ventures or other commercial transactions, that would complement AuRico’s business, support its development strategy and enhance shareholder value. Since April 2009, AuRico has prepared and continuously updated financial models based on the assets of Northgate in order to consider a possible commercial transaction.

In May 2011, AuRico’s chairman, Colin K. Benner, contacted Northgate’s chairman, Terrence Lyons. René Marion, President and Chief Executive Officer of AuRico, Mr. Benner and Mr. Lyons agreed to meet on June 9, 2011 on which date AuRico presented preliminary discussion materials regarding the combination of the two companies. There was no further communication between Mr. Benner and Mr. Lyons, nor Mr. Marion and Mr. Lyons.

On July 13, 2011, Northgate announced that it had entered into the Primero Agreement. On July 16, 2011, Mr. Marion called Northgate and advised Richard Hall, recently appointed President and Chief Executive Officer of Northgate, that Northgate would be receiving a letter of intent from AuRico. That same day, AuRico sent Northgate its first letter of intent.

On July 19, 2011, AuRico engaged UBS to act as financial advisor to AuRico for advancing a potential offer to purchase Northgate.

On July 19, 2011, AuRico received a letter from Northgate in response to its July 16, 2011 letter of intent. The letter stated that Northgate did not believe that AuRico’s offer was a superior proposal and rejected it.

On July 27, 2011, AuRico had a meeting of its board of directors. On that same day, AuRico submitted a revised offer and cover letter to Northgate discussing the potential benefits to Northgate of the proposed combination. Three days later, Northgate responded saying that the Northgate Board would provide a formal response to AuRico’s proposal after a board meeting on August 4, 2011. On August 5, 2011, AuRico received a response from Northgate stating that the proposal may constitute a superior proposal and that the Northgate Board authorized their financial advisor, GMP Securities L.P. (“GMP”), to contact AuRico’s financial advisor to discuss further. On a call that included representatives of GMP and UBS, GMP communicated various issues that Northgate had with the proposal, of which the most important was value. In a letter to AuRico, sent on August 8, 2011, Northgate reaffirmed that it would not enter into broader negotiations regarding the proposal prior to the resolution of the identified issues.

On August 9, 2011, a special committee of the AuRico Board, which had been formed at the July 27th AuRico Board meeting, met to discuss strategy and resolved to allow management to increase the offer to Northgate. That same day, the AuRico Board met and passed a resolution increasing the authority of the special committee to increase the Northgate offer, as the special committee deemed necessary, without the AuRico Board’s approval up to a specified maximum amount. That same day, AuRico sent a letter to Mr. Lyons and the Northgate Board revising the proposed exchange ratio in the offer. On August 10, 2011, Mr. Lyons responded to this letter stating that the Northgate Board would provide a response after August 11, 2011.

On August 11, 2011, the Northgate Board responded to the August 9, 2011 letter and agreed that AuRico’s offer may constitute a superior proposal. Northgate also listed a number of terms that it wanted to see included in the proposal. On August 12, 2011, Mr. Benner and Mr. Marion met with Patrick Downey and Mark Daniel, members of the special committee of the Northgate Board, to discuss the conditions that Northgate had raised. Mr. Daniel asked Mr. Marion and Mr. Benner to present AuRico’s firm and final offer, which AuRico did, the final exchange ratio being 0.365 of an AuRico Share for each Northgate Share. As of the close of business on Friday, August 12, 2011, the final offer implied a Northgate share price of C$4.47 equating to a premium of 39.7% over Northgate’s closing share price of C$3.20. The 0.365 exchange ratio represented a 41.6% premium over the exchange ratio calculated using both companies’ respective 20-day volume-weighted average price on the TSX ending on that day.

On August 13, 2011, Mr. Marion received a call from Mr. Daniel requesting that Mr. Marion and Mr. Benner meet him at 2:00 p.m. that day. At the 2:00 p.m. meeting, Mr. Daniel and Mr. Downey reiterated that Northgate was concerned with the inclusion of various terms in the proposal and that Northgate wanted a higher premium. Mr. Marion and Mr. Benner made clear to Mr. Daniel and Mr. Downey that AuRico had presented its firm and final offer. AuRico advised Northgate that Northgate needed to consider whether it was interested in pursuing this offer or not. Northgate proceeded to hold a board meeting to determine whether it wished to continue discussions with AuRico.

On August 15, 2011, AuRico and Northgate and their respective legal counsel met. Mr. Marion reiterated that AuRico had made its firm and final offer and that Northgate needed to decide whether it wants to move forward with discussions or not. After the meeting, Mr. Daniel phoned Mr. Marion to say that some of the directors on the Northgate Board believed that AuRico’s offer constitutes a superior proposal, but others were dissenting. Mr. Daniel requested that Northgate move forward with its due diligence of AuRico.

On August 15, 2011, AuRico sent Northgate a confidentiality agreement. After an exchange of minor comments, the confidentiality agreement was executed. On August 17, 2011, parties from both AuRico and Northgate departed to Mexico for site inspections of AuRico’s properties. Between August 15, 2011 and August 27, 2011, Northgate completed their due diligence on AuRico.

On August 25, 2011, Mr. Marion and Mr. Benner met with Mr. Daniel and counsel. All outstanding issues were agreed to at this time.

On August 26, the AuRico Board met to approve the execution of the Arrangement Agreement.

On August 28, 2011, the Arrangement Agreement was executed by AuRico and Northgate.

On August 29, 2011, AuRico and Northgate announced the signing of the Arrangement Agreement by way of a joint press release.

On September 6, 2011, AuRico and Northgate filed their request to obtain an advanced ruling certificate with respect to approval under Canadian competition law.

On September 19, 2011 the Commissioner issued a “no-action” letter and waiver of the parties’ pre-merger notification obligation, satisfying the Competition Act Approval condition in the Arrangement Agreement.

Recommendation of the AuRico Board

AFTER CONSIDERATION OF THE ARRANGEMENT, THE AURICO BOARD HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOUR OF THE SHARE ISSUANCE RESOLUTION.

Reasons for the Arrangement

In reaching its conclusion to approve the Arrangement Agreement, and unanimously recommend that Shareholders vote in favour of the Share Issuance Resolution, the AuRico Board and the special committee considered, among other things, the following factors:

Value: The acquisition is accretive to AuRico on a variety of metrics.

Diversification: The transaction provides geo-political diversification into Canada and Australia, two of the world’s premier jurisdictions for gold mining.

Strategy: The acquisition of Northgate (and the addition of the Young-Davidson Project in particular) is consistent with AuRico’s strategy of adding high-quality assets in North America with the potential to produce over 200,000 ounces of gold per year at cash costs in the lowest quartile. AuRico remains fully levered to gold and silver prices.

Growth: The acquisition builds on AuRico’s already strong growth profile and immediately creates a new intermediate producer that should be highly attractive to shareholders looking for a sizeable un-hedged production at competitive cash costs in stable jurisdictions

Fairness Opinion. In connection with the Arrangement, the AuRico Board received a written opinion from UBS to the effect that, as of August 26, 2011, and based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, the Share Exchange Ratio provided for in the Arrangement is fair, from a financial point of view, to AuRico. The full text of the opinion can be found at Schedule “B” to this Circular. See also the section of the Circular entitled “The Arrangement - Fairness Opinion”.

AuRico Shareholder Approval. The Share Issuance Resolution must be approved by a majority of the votes cast in respect thereof by Shareholders present in person or represented by proxy at the Meeting.

A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See the section of the Circular entitled “Statements Regarding Forward-Looking Information” and the section of the Circular entitled, “Risk Factors”.

The AuRico Board and the special committee also considered potential adverse factors associated with the transaction, including, among other things:

  As a result of the issuance of the AuRico Shares in connection with the Arrangement, Shareholders will experience a significant degree of dilution in their ownership of AuRico.

  The issuance of a significant number of AuRico Shares in connection with the Arrangement could adversely impact the market price of AuRico Shares.

  The combined company may not realize the benefits currently anticipated due to challenges associated with integrating the properties, operations and personnel of AuRico and Northgate.

  Risks associated with feasibility, permitting, financing and other development activities related to the Young-Davidson Project and the Kemess Underground Project.

  The combined company may not meet key production or cost estimates, or the upside potential at the Young-Davidson Project that AuRico believes exists may not materialize.

  The completion of the Arrangement Agreement is subject to several conditions that must be satisfied or waived, including in particular, AuRico Shareholder Approval and Northgate Shareholder Approval and satisfaction of regulatory conditions.

  The Arrangement Agreement may be terminated by AuRico or Northgate in certain circumstances, in which case termination or expense fees may be payable and the market price for AuRico Shares may be adversely affected.

UBS Fairness Opinion

AuRico entered into an engagement letter with UBS pursuant to which, among other things, UBS agreed to provide AuRico with an opinion as to the fairness of the Share Exchange Ratio established pursuant to the Arrangement, from a financial point of view, to AuRico. At a meeting held on August 26, 2011, UBS provided the AuRico Board with an oral opinion, subsequently confirmed in writings to the AuRico Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Share Exchange Ratio provided for in the Arrangement was fair, from a financial point of view, to AuRico. The full text of the UBS Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken in connection with the opinion, is attached hereto as Schedule “B”. The UBS Fairness Opinion is not intended to be, and does not constitute, a recommendation to any Shareholder as to how to vote or act at the Meeting. The UBS Fairness Opinion was one of a number of factors taken into consideration by the AuRico Board in considering the Arrangement. This summary of the UBS Fairness Opinion is qualified in its entirety by reference to the full text of the UBS Fairness Opinion and Shareholders are urged to read the UBS Fairness Opinion in its entirety.

The UBS Fairness Opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the UBS Fairness Opinion and the conditions, prospects, financial and otherwise, of AuRico and Northgate, as applicable, as they were reflected in the information and documents reviewed by UBS and as they were presented to UBS. Subsequent developments may affect the UBS Fairness Opinion. UBS has disclaimed any undertaking or obligation to amend or update the UBS Fairness Opinion or to advise any person of any change in any fact or matter affecting the UBS Fairness Opinion which may come or be brought to the attention of UBS after the date of the UBS Fairness Opinion.

UBS has acted as financial advisor to AuRico in connection with the Arrangement. Under its engagement letter with UBS, AuRico has agreed to pay UBS a fee for UBS’s services, including a fee for the delivery of the UBS Fairness Opinion, a fee in connection with the announcement of the Arrangement and fees that are contingent upon the completion or non-completion of the Arrangement. The AuRico Board took this fee structure into account when considering the UBS Fairness Opinion. AuRico has also agreed to indemnify UBS and certain related persons against certain liabilities in connection with its engagement and to reimburse UBS for expenses incurred by UBS.

Voting Agreements

This section of the Circular describes the material provisions of the Voting Agreements but does not purport to be complete and may not contain all of the information about the Voting Agreements that is important to a particular Shareholder. This summary is qualified in its entirety by reference to the Voting Agreements, copies of which are available on SEDAR at www.sedar.com. AuRico encourages Shareholders to read the Voting Agreements in their entirety.

Northgate Voting Agreement

Certain of the directors and senior officers of Northgate (the “Northgate Locked-Up Shareholders”) have entered into the Northgate Voting Agreement with AuRico pursuant to which they have agreed to complete and deliver forms of proxy in respect of all securities of Northgate owned by them in support of the Arrangement Resolution, and to not withdraw the forms of proxy or revoke the terms therein, provided that the Northgate Locked-Up Shareholders will not be required to comply with such obligations in the event that the Northgate Board authorizes Northgate, in accordance with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal and Northgate terminates the Arrangement Agreement.

In addition, the Northgate Locked-Up Shareholders have agreed that they will, until the earlier of (i) the Effective Date and (ii) the termination of the Northgate Voting Agreement:

  not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor), agent or affiliate (collectively, the “Representatives”), (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, proposals or offers regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any Person (other than AuRico or any of its affiliates) relating to an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

  immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons with respect to any Acquisition Proposal;

  promptly notify AuRico after it or its Representatives receives or becomes aware of: (i) any inquiry, approach, contact or proposal that constitutes, relates to or may reasonably be expected to lead to an Acquisition Proposal, and the identity of the Person or Persons making the Acquisition Proposal; or (ii) any request by any Person for (A) non-public information relating to Northgate or its affiliates, (B) a shareholder list of Northgate, or (C) access to the properties, officers, directors or books and records of Northgate or any affiliate;

  not option, sell, transfer, tender, deposit, pledge, encumber, grant a security interest in, or option over, hypothecate or otherwise dispose of or convey any securities of Northgate, or any right or interest therein (legal or equitable), to any Person or group or agree to do any of the foregoing;

  not grant or agree to grant any proxy or other right to vote any securities of Northgate, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to securities of Northgate;

  not take any other action of any kind which would reasonably be expected to delay or interfere with the completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement and the Northgate Voting Agreement;

  not vote or cause to be voted any securities of Northgate in respect of any proposed action by Northgate or its shareholders or affiliates or any other Person in a manner which would reasonably be expected to prevent or delay the completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement and the Northgate Voting Agreement;

  use all commercially reasonable efforts, at the specific written request and sole cost of AuRico, in its capacity as a holder of securities of Northgate, to assist Northgate and AuRico to successfully complete the Arrangement and the other transactions contemplated by the Arrangement Agreement and the Northgate Voting Agreement;

  irrevocably waive to the fullest extent permitted by law any and all rights to dissent with respect to the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right with respect to any such resolution;

  in the event that any transaction other than the Arrangement is presented for approval of, or acceptance by, the Northgate Shareholders, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the completion of such transaction or purport to tender or deposit into any such transaction any of the securities of Northgate;

  not purchase or acquire or enter into any agreement or right to purchase or acquire any additional Northgate Shares or other securities of Northgate from and including the date hereof until the termination of the Northgate Voting Agreement other than pursuant to the Northgate ESPP; and

  take all such steps as are necessary or advisable to ensure that at the Effective Time, its securities of Northgate will be held with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting such securities of Northgate or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such securities of Northgate.

Nothing contained in the Northgate Voting Agreement will restrict, limit or prohibit the Northgate Locked-Up Shareholders from taking any action (in his capacity as a director or officer) permitted under the non-solicitation provisions of the Arrangement Agreement.

Unless extended by the mutual agreement of the Northgate Locked-Up Shareholder and AuRico, the Northgate Voting Agreement will automatically terminate on the earlier of (i) the Effective Date, and (ii) the date the Arrangement Agreement is terminated in accordance with its terms.

AuRico, when not in material default in the performance of its obligations under the Northgate Voting Agreement, may terminate the Northgate Voting Agreement if:

  any of the representations and warranties of the Northgate Locked-Up Shareholders regarding (i) ownership of securities; (ii) agreements with respect to securities; (iii) voting; and (iv) no other securities, shall not be true and correct in all respects;

  any of the other representations and warranties of the Northgate Locked-Up Shareholders shall not be true and correct in all material respects; or

  the Northgate Locked-Up Shareholder shall not have complied with its covenants to AuRico contained in the Northgate Voting Agreement in all material respects.

The Northgate Locked-Up Shareholder, when not in material default in the performance of its obligations under the Northgate Voting Agreement, may terminate the Northgate Voting Agreement if:

  any of the representations and warranties of AuRico shall not be true and correct in all material respects; or

  AuRico shall not have complied with its covenants to the Northgate Locked-Up Shareholder in all material respects.

As at September 8, 2011, the Northgate Locked-Up Shareholders as a group held 457,886 Northgate Shares representing approximately 0.2% of the issued and outstanding Northgate Shares, and Northgate Options exercisable for an additional 4,565,000 Northgate Shares representing approximately 1.6% of the issued and outstanding Northgate Shares.

AuRico Voting Agreement

Certain of the directors and senior officers of AuRico (the “AuRico Locked-Up Shareholders”) have entered into the AuRico Voting Agreement with Northgate pursuant to which they have agreed to complete and deliver forms of proxy in respect of all securities of AuRico owned by them in support of the Share Issuance Resolution and to not withdraw the forms of proxy or revoke the terms therein, provided that the AuRico Locked-Up Shareholders will not be required to comply with such obligations in the event that the AuRico Board authorizes AuRico, in accordance with the terms of the Arrangement Agreement, to enter into a binding written agreement relating to a Superior Proposal and AuRico terminates the Arrangement Agreement.

In addition, the AuRico Locked-Up Shareholders have agreed that they will, until the earlier of (i) the Effective Date and (ii) the termination of the AuRico Voting Agreement:

  not, directly or indirectly, through any Representative, (i) solicit, initiate, facilitate or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries, proposals or offers regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any Person (other than Northgate or any of its affiliates) relating to an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, or (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal;

  immediately cease and cause its Representatives to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons with respect to any Acquisition Proposal;

  promptly notify Northgate after it or its Representatives receives or becomes aware of: (i) any inquiry, approach, contact or proposal that constitutes, relates to or may reasonably be executed to lead to an Acquisition Proposal, and the identity of the Person or Persons making the Acquisition Proposal; or (ii) any request by any Person for (A) non-public information relating to AuRico or its affiliates, (B) a shareholder list of AuRico, or (C) access to the properties, officers, directors or books and records of AuRico or any affiliate;

  not grant or agree to grant any proxy or other right to vote any securities of AuRico, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to securities of AuRico;

  not vote or cause to be voted any securities of AuRico in respect of any proposed action by AuRico or its shareholders or affiliates or any other Person in a manner which would reasonably be expected to prevent or delay the vote on the Share Issuance Resolution; and

  in the event that any transaction other than the Arrangement is presented for approval of, or acceptance by, the Shareholders, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the completion of such transaction or purport to tender or deposit into any such transaction any of the securities of AuRico.

Nothing contained in the AuRico Voting Agreement will restrict, limit or prohibit the AuRico Locked-Up Shareholders from taking any action (in his capacity as a director or officer) permitted under the non-solicitation provisions of the Arrangement Agreement.

Unless extended by mutual agreement of the AuRico Locked-Up Shareholder and Northgate, the AuRico Voting Agreement will automatically terminate on the earlier of (i) the Effective Date, and (ii) the date the Arrangement Agreement is terminated in accordance with its terms.

Northgate, when not in material default in the performance of its obligations under the AuRico Voting Agreement, may terminate the AuRico Voting Agreement if:

  any of the representations and warranties of the AuRico Locked-Up Shareholders regarding (i) ownership of securities; (ii) agreements with respect to securities; (iii) voting; and (iv) no other securities, shall not be true and correct in all respects;

  any of the other representations and warranties of the AuRico Locked-Up Shareholders shall not be true and correct in all material respects; or

  the AuRico Locked-Up Shareholder shall not have complied with its covenants to Northgate contained in the AuRico Voting Agreement in all material respects.

The AuRico Locked-Up Shareholder, when not in material default in the performance of its obligations under the AuRico Voting Agreement, may terminate the AuRico Voting Agreement if:

  any of the representations and warranties of the Northgate shall not be true and correct in all material respects; or

  Northgate shall not have complied with its covenants to the AuRico Locked-Up Shareholder in all material respects.

As at September 8, 2011, the AuRico Locked-Up Shareholders as a group held 658,602 AuRico Shares representing approximately 0.4% of the issued and outstanding AuRico Shares, and AuRico Options exercisable for an additional 2,049,043 AuRico Shares representing approximately 1.2% issued and outstanding AuRico Shares.

Regulatory Matters

Competition Act

Part IX of the Competition Act requires that the Commissioner be notified of certain classes of transactions that exceed the thresholds set out in Sections 109 and 110 of the said Act (“Notifiable Transactions”) by the parties to the transaction.

Subject to certain limited exceptions, the parties to a Notifiable Transaction cannot complete the transaction until they have submitted the information prescribed pursuant to Subsection 114(1) of the Competition Act to the Commissioner and the applicable waiting period has expired or been terminated by the Commissioner. The waiting period is 30 calendar days after the day on which the parties to the transaction submit the prescribed information, provided that, before the expiry of this period, the Commissioner has not notified the parties that she requires additional information that is relevant to the Commissioner’s assessment of the transaction pursuant to Subsection 114(2) of the Competition Act (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the parties cannot complete their transaction until 30 calendar days after compliance with such Supplementary Information Request, provided that there is no order in effect prohibiting completion at the relevant time. A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that she does not, at such time, intend to challenge the transaction by making an application under Section 92 of the Competition Act.

Alternatively, or in addition to filing a pre-merger notification, an advance ruling certificate may be requested. An advance ruling certificate may be issued by the Commissioner where she is satisfied that she does not have sufficient grounds on which to apply to the Competition Tribunal under the merger provisions of the Competition Act to challenge the proposed transaction. If the Commissioner issues an advance ruling certificate in respect of a proposed transaction, that transaction is exempt from the pre-merger notification requirement. In addition, if the transaction to which the advance ruling certificate relates is substantially completed within one year after the advance ruling certificate is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the advance ruling certificate was issued. Accordingly, advance ruling certificates are generally issued in respect of transactions that raise minimal substantive competition law issues. Where an advance ruling certificate is requested but the Commissioner declines to issue an advance ruling certificate, the Commissioner may instead issue a “no-action” letter indicating that she does not at that time intend to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act with respect to the proposed transaction, while preserving during the one year period following completion of the proposed transaction her authority to so initiate proceedings should circumstances change. Where a no-action letter is issued in circumstances where a pre-merger notification filing has not also been made, the Commissioner will typically waive the obligation to comply with the statutory waiting period in conjunction with issuing the “no action” letter.

The acquisition of Northgate Shares pursuant to the Arrangement constitutes a Notifiable Transaction. Accordingly, on August 6, 2011, on behalf of the parties, AuRico submitted a request to the Commissioner seeking to obtain an advance ruling certificate or, if an advance ruling certificate is not available, a “no-action” letter and a wavier of the pre-merger notification obligation, in respect of the Arrangement.

On September 19, 2011 the Commissioner issued a “no-action” letter and waiver of the parties’ pre-merger notification obligation, satisfying the Competition Act Approval condition in the Arrangement Agreement.

Approvals

Northgate Shareholder Approval

Subject to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Northgate Shareholders, voting as a single class present in person or represented by proxy, at the Northgate Meeting.

AuRico Shareholder Approval

Pursuant to the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), AuRico would be obligated to issue approximately 109,957,404 AuRico Shares, as at September 8, 2011. In addition, AuRico could be obligated to issue up to an additional 15,200,884 AuRico Shares upon the conversion, from time to time, of the Northgate Convertible Notes in accordance with their terms. Pursuant to the listing rules of the TSX, a listed company is generally required to obtain shareholder approval in connection with an acquisition transaction where the number of securities issued or issuable in payment of the purchase price for the acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis, prior to the date of closing of the transaction. In order for the acquisition of Northgate to be completed, the Share Issuance Resolution must be approved by a simple majority (50% plus one vote) of votes cast at the Meeting by Shareholders, present in person or by proxy.

Based on the AuRico and Northgate securities outstanding on September 8, 2011, following completion of the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), holders of AuRico Shares immediately prior to the Effective Time will hold approximately 62% of the AuRico Shares issued and outstanding on a fully-diluted basis (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes), while holders of Northgate Shares immediately prior to the Effective Time will hold approximately 38% of the AuRico Shares issued and outstanding on a fully-diluted basis (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes).

Court Approval

The BCBCA requires that Northgate obtain the approval of the Court in respect of the Arrangement.

On September 14, 2011, Northgate obtained the Interim Order which provides for the calling and holding of the Northgate Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix “C” to the Northgate Circular.

The Court hearing in respect of the Final Order is expected to take place at the Law Courts, 800 Smithe Street, Vancouver, British Columbia (Vancouver time) on October 18, 2011, or as soon thereafter as counsel for Northgate may be heard, subject to the terms of the Arrangement Agreement; the approval of the Arrangement Resolution at the Northgate Meeting, and the approval of the Share Issuance Resolution at the Meeting. A copy of the Notice of Hearing is attached as Appendix “D” to the Northgate Circular. At the hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the hearing on the Final Order, the Court will be informed that the parties intend to rely on the exemption from the registration requirements under the U.S. Securities Act for the AuRico Shares and the AuRico Exchange Options to be issued in the Arrangement to holders of the Northgate Shares and the Northgate Options, respectively, provided by Section 3(a)(10) thereof on the basis of the Final Order. Under the terms of the Interim Order, each Northgate Shareholder, Northgate Optionholder and Northgate Noteholder, as well as creditors of Northgate, will have the right to appear and make submissions at the application for the Final Order subject to such party filing with the Court and serving upon Northgate, by service upon counsel to Northgate, Torys LLP, 79 Wellington Street West, Suite 3000, Box 270, TD Centre, Toronto, Ontario, Canada, M5K 1N2 a Response to Petitions in the form required by the Court’s rules, and any additional affidavits or other materials on which a party intends to rely, on or before 4:00 p.m. on October 23, 2011. There can be no assurance that the Court will approve the Arrangement.

Dissenting Shareholder Rights

Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution. Any registered Northgate Shareholder who properly dissents from the Arrangement Resolution in accordance with the BCBCA will be entitled, in the event the transaction becomes effective, to be paid by AuRico in accordance with the terms of the Plan of Arrangement, the fair value of the Northgate Shares held by the dissenting shareholder.

Issuance and Resale of Consideration Shares

Canada

The AuRico securities to be issued in connection with the Arrangement to Northgate Shareholders will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws and under section 2.11 of National Instrument 45-106 — Prospectus and Registration Exemptions and will generally not be subject to any resale restrictions under Canadian securities laws (provided that (i) the issuer of such shares is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade, (ii) the trade is not a control distribution, (iii) no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade, (iv) no extraordinary commission or consideration is paid to a person or company in respect of the trade, (v) if the selling securityholder is an insider or officer of the issuer, the selling securityholder has no reasonable grounds to believe that the issuer is in default of securities legislation, and (vi) such trade is made in accordance with applicable dealer registration requirements or in reliance upon an exemption from such requirements).

United States

The AuRico securities to be issued pursuant to the Arrangement have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state or other jurisdiction. The AuRico securities to be issued in the Arrangement will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act, based on the approval of the Plan of Arrangement by the Court.

Section 3(a)(10) of the U.S. Securities Act exempts securities issued in exchange for one or more outstanding securities from the registration requirements of the U.S. Securities Act where the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction , after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and to whom adequate notice of the hearing has been given. The Final Order is required for the Arrangement to become effective, and the Court will be advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the AuRico securities issuable under the Arrangement will not require registration under the U.S. Securities Act, pursuant to Section 3(a)(10) thereof. Therefore, if the Court approves the Arrangement, its approval will constitute the basis for the AuRico securities to be issued without registration under the U.S. Securities Act. In addition, the AuRico securities to be issued pursuant to the Arrangement will be issued only to the extent that corresponding exemptions from the registration or qualification requirements of state “blue sky” securities laws are available.

Persons who are not “affiliates” of AuRico after the Arrangement and have not been “affiliates” of AuRico in the 90-day period prior to the Arrangement may resell the AuRico securities that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include certain officers and directors of such issuer as well as principal shareholders of such issuer.

AuRico securities received by a holder who will be an “affiliate” of AuRico after the Arrangement, or was an “affiliate” of AuRico within 90 days prior to the Arrangement, will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Such persons may not sell the AuRico securities that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions and safe harbours contained in Rule 144 under the U.S. Securities Act or Rule 903 of Regulation S of the U.S. Securities Act.

Affiliates - Rule 144. In general, under Rule 144 under the U.S. Securities Act, persons who are affiliates of AuRico after the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the AuRico securities that they receive in connection with the Arrangement, provided that the number of such AuRico securities sold, as the case may be, does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States national securities exchange, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about AuRico. Persons who are affiliates of AuRico after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of AuRico.

Directors and Officers - Regulation S. In general, under Regulation S of the U.S. Securities Act, persons who are affiliates of AuRico solely by virtue of their status as an officer or Director of AuRico may sell AuRico securities outside the United States in an “offshore transaction” (as such terms is defined in Regulation S of the U.S. Securities Act, which would include a sale through the TSX, if applicable) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States and no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S of the U.S. Securities Act, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional restrictions are applicable to a holder of the AuRico securities who is an affiliate of AuRico after the Arrangement other than by virtue of his or her status as an officer or Director of AuRico.

The AuRico Shares issuable pursuant to the AuRico Exchange Options and the Northgate Convertible Notes have not been registered under the U.S. Securities Act and will not be freely tradeable in the United States under the U.S. Securities Laws. AuRico has agreed to prepare and file with the SEC a registration statement to register the issuance of the AuRico Shares issuable upon the exercise of the AuRico Exchange Options. AuRico shall use commercially reasonable efforts to maintain the effectiveness of such registration statement until the later of the date of which all of the AuRico Exchange Options have (i) been exercised and (ii) expired.

Prior to the Effective Time, AuRico has agreed to prepare and file with the SEC, and cause to become effective, a registration statement to register the issuance of the AuRico Shares issuable upon exercise of the Northgate Convertible Notes. AuRico shall use commercially reasonable efforts to maintain the effectiveness of such registration statement until the later of the date on which all of the Northgate Convertible Notes have (i) been converted, (ii) been redeemed or repurchased and (iii) matured.

THE ARRANGEMENT AGREEMENT

This section of the Circular describes the material provisions of the Arrangement Agreement but does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to a particular Shareholder. This summary is qualified in its entirety by reference to the Arrangement Agreement, a copy of which is available on SEDAR at www.sedar.com. AuRico encourages Shareholders to read the Arrangement Agreement in its entirety.

Board of Directors / Officers

AuRico and Northgate have agreed to establish the Selection Committee to determine the composition of the New AuRico Board at the Effective Time. The Selection Committee consists of Richard Hall (member of the corporate governance and compensation committee of the Northgate Board), Colin K. Benner (Chairman of the AuRico Board) and a representative from Korn/Ferry International. The Selection Committee will review, with the assistance of Korn/Ferry International, the appropriate matrix of skills for the New AuRico Board. Mr. Benner will interview the AuRico Board’s current eight directors (being those directors of who are not members of the Selection Committee) and Mr. Hall will interview the Northgate Board’s current seven directors (being those directors who are not members of the Selection Committee) in order to select a total of nine directors for the New AuRico Board. The New AuRico Board shall set as a target the appointment of three directors from the Northgate Board.

There will be a four-month integration period following the Effective Time. Upon completion of the integration period, the new board of directors of AuRico will, in its sole discretion, select individuals for various AuRico management positions as required. Change of control payments payable to Northgate employees shall be paid pursuant to the terms of their employment agreements.

Representations and Warranties

The Arrangement Agreement contains a number of customary and mutual representations and warranties of AuRico and Northgate relating to: (i) organization; (ii) capitalization; (iii) authority; (iv) directors’ approvals; (v) subsidiaries; (vi) defaults under any material contracts or organizational documents; (vii) company authorizations; (viii) absence of changes; (ix) material contracts; (x) employment agreements; (xi) financial matters; (xii) books and records; (xiii) litigation; (xiv) interest in properties and mineral rights; (xv) mineral reserves and resources; (xvi) marketing of production; (xvii) off balance sheet transactions; (xviii) title and rights to assets other than properties or mineral rights; (xix) intellectual property; (xx) operational matters; (xxi) insurance; (xxii) environmental; (xxiii) tax matters; (xxiv) non-arm’s length transactions; (xxv) pension and employee benefits; (xxvi) reporting status; (xxvii) cease trade orders; (xxviii) securities law filings; (xxix) compliance with Sarbanes-Oxley Act of 2002; (xxx) compliance with laws; (xxxi) options on assets; (xxxii) absence of certain types of contracts; (xxxiii) broker’s commissions; (xxxiv) expropriation; (xxxv) compliance with corrupt practices legislation; (xxxvi) unanimous board approval; (xxxvii) required shareholder vote; and (xxxviii) information contained or incorporated by reference into respective circulars.

The Arrangement Agreement also contains additional representations and warranties of AuRico relating to: (i) AuRico’s Canadian status for purposes of the Investment Canada Act (Canada); and (ii) U.S. Securities Law matters.

The Arrangement Agreement also contains additional representations and warranties of Northgate relating to: (i) termination of the Primero Agreement; (ii) aboriginal affairs; (iii) the Northgate Rights Plan; (iv) U.S. Securities Law matters; and (v) the Kemess Underground Project.

Covenants Regarding the Conduct of Business

Each of Northgate and AuRico have agreed to conduct their business only in, and not take any action except in, the ordinary course of business and consistent with past practice. They have also agreed to certain restrictions regarding the conduct of their business, subject to certain exceptions. Such restrictions include: (i) issuing, selling, granting, pledging, leasing, disposing of or encumbering securities (including those of subsidiaries), subject to certain exceptions; (ii) other than pursuant to obligations or rights under existing contracts, agreements and commitments, selling, leasing, encumbering or otherwise disposing of any property or assets (including property or assets of subsidiaries) except where to do so would not have a Material Adverse Effect; (iii) amending or proposing to amend articles, by-laws, other constating documents or the terms of any securities; (iv) reducing stated capital, or splitting, combining or reclassifying securities (including those of subsidiaries) or paying any dividend or other distribution payable in cash, securities, property or otherwise with respect to the shares or the shares of subsidiaries; (v) redeeming, purchasing or offering to purchase any of their shares (or shares of subsidiaries) and, other than pursuant to stock option plans, any other security or rights under existing contracts, agreements or commitments; (vi) not adopting resolutions or entering into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction, or adopting any plan of liquidation; (vii) acquiring (directly or through a subsidiary) any corporation, partnership (or other entity or material interest therein) or division of any corporation or other entity; (viii) satisfying or settling any claim, dispute, liability or obligation that is not in the ordinary course of business except such as have been included in their respective financial statements and which are, individually or in the aggregate, in an amount in excess of $2,000,000 (in the case of AuRico) or $1,000,000 (in the case of Northgate); (ix) relinquishing any contractual rights that are, individually or in the aggregate, in an amount in excess of $2,000,000 (in the case of AuRico) or $1,000,000 (in the case of Northgate); (x) entering into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes; (xi) entering into or renewing leases, licenses or other binding obligations with certain itemized restrictions; (x) except as provided in their respective budgets, entering into or renewing any agreement, contract, lease, licence or other binding obligation that is not terminable within thirty (30) days of the Effective Date without payment that involves or would reasonably be expected to involve aggregate payments over the term of the contract in excess of $2,000,000 (in the case of AuRico) or $1,000,000 (in the case of Northgate); (xi) acquiring any material assets; (xii) incurring indebtedness for borrowed money or any other material Liability or obligation or issuing any debt securities or assuming, guarantying, endorsing or otherwise as an accommodation becoming responsible for, the obligations of any other individual or entity, or making any loans or advances, except inter-company guarantees and inter-company loans and advances; (xiii) authorizing, recommending or proposing any release or relinquishment of any material contractual right; (xiv) waiving, releasing, granting or transferring any material rights of value or modifying or changing in any material respect any existing material Authorization, lease, contract, agreement, government land concession or other material rights, claims or document; (xv) entering into or terminating any hedges, swaps or other similar financial instruments or transactions, except for settlement of existing contracts; (xvi) entering into any financial agreements with its directors or officers or their respective affiliates; (xvii) initiating any material discussion, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated under the Arrangement Agreement or regarding the status of their material real property or mineral rights without the prior consent of the other party, such consent not to be unreasonably withheld); (xviii) entering into new material commitments of a capital expenditure nature or incurring any new material contingent liabilities, subject to certain exceptions; (xix) creating any new obligations or liabilities or modifying or in any manner amending any existing obligations and liabilities to pay any amount, including loan amounts, to its or their officers, directors, employees and consultants, other than for salary, bonuses under its or their existing bonus arrangements and directors’ fees in the ordinary course; (xx) adopting or amending or making any contribution to their respective benefit plans or stock option plans or any other bonus, profit sharing, option, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements; (xxi) taking actions or failing to take any action that could reasonably be expected to be prejudicial to the other party’s interest following the completion of the Arrangement; (xxii) except as required by Canadian GAAP, IFRS, or any other generally accepted accounting principle to which they or their subsidiaries may be subject, or any applicable Laws, making any changes to their or their subsidiaries’ existing accounting policies or making any material tax election inconsistent with past practice, except as contemplated by the Arrangement Agreement; (xxiii) other than in the ordinary course of business, entering into or modifying employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase or certain other benefits to any officer, director, employee or consultant (including those of subsidiaries); and (xxiv) cancelling insurance.

Indemnification

Provided that those officers and directors of Northgate who are asked to resign by AuRico have executed a mutual release with AuRico and Northgate, in form and substance satisfactory to AuRico and Northgate, acting reasonably, AuRico has agreed that all rights to indemnification or exculpation and any existing directors’ and officers’ insurance in favour of the current and former directors or officers of Northgate and its subsidiaries as provided in the articles or by laws of Northgate or any of its subsidiaries, or in any agreement, will survive the completion of the Arrangement and will continue in effect for at least six years from the Effective Date.

Mutual Conditions

The following are the mutual conditions to completing the Arrangement contemplated by the Arrangement Agreement:

  the Interim Order shall have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

  the Northgate Shareholder Approval shall have been obtained;

  the approval of the Shareholders with respect to the Share Issuance Resolution shall have been obtained;

  the Court will have determined that the issuance of the AuRico Shares and AuRico Exchange Options to the Northgate Shareholders and Northgate Optionholders, respectively, pursuant to the Arrangement is fair to the Northgate Shareholders and Northgate Optionholders prior to issuing the Final Order and the Final Order shall state that the Arrangement is approved as being fair to the Northgate Shareholders and Northgate Optionholders and will otherwise have been granted in form and substance satisfactory to the parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

  there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms of the Arrangement Agreement or results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement that has, or could reasonably be expected to have, a Material Adverse Effect on Northgate or AuRico;

  (A) the TSX shall have conditionally approved the listing thereon, subject to official notice of issuance, of the AuRico Shares to be issued pursuant to the Arrangement, the AuRico Shares which will be issuable pursuant to Northgate Options and the AuRico Convertible Note Shares and (B) the TSX shall have, if required, accepted notice for filing of all transactions of Northgate and AuRico contemplated in the Arrangement Agreement or necessary to complete the Arrangement, subject only to compliance with the usual requirements of the TSX;

  Competition Act Approval shall have been obtained;

  (A) all consents, waivers, permits, exemptions, orders and approvals of, and any registrations and filings with, any Governmental Entity, in connection with, or required to permit, the completion of the Arrangement including, without limitation, the Laws of any jurisdiction which AuRico and Northgate reasonably determine to be applicable, and (B) all third Person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on Northgate or AuRico or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each party;

  the distribution of the AuRico Shares in Canada pursuant to the Arrangement and the distribution of the AuRico Shares and AuRico Convertible Note Shares upon exercise of the Northgate Options and Northgate Convertible Notes is exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Canadian securities Laws and, except with respect to Persons deemed to be “control persons” or the equivalent under applicable securities Laws, the AuRico Shares and AuRico Convertible Note Shares to be distributed in Canada pursuant to the Arrangement and pursuant to the exercise of the Northgate Options and Northgate Convertible Notes are not subject to any resale restrictions under applicable Canadian securities Laws;

  the AuRico Shares and AuRico Exchange Options to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and, subject to any changes in U.S. Securities Laws subsequent to the date hereof, the resale of the AuRico Shares and AuRico Exchange Options to be issued pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act, except that the AuRico Shares and AuRico Exchange Options held by Persons who are “affiliates” (as defined in Rule 144 under the U.S. Securities) of AuRico after the Arrangement or who have been affiliates of AuRico within 90 days of the date of completion of the Arrangement may be resold by them only in compliance with the resale provisions of Rule 144 under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act; and

  the Arrangement Agreement shall not have been terminated.

Northgate Conditions

The obligations of Northgate to complete the transactions contemplated by the Arrangement Agreement are also subject to the following conditions:

  the representations and warranties made by AuRico in the Arrangement Agreement that (i) are qualified by materiality or “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date, and (ii) all other representations and warranties made by AuRico in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date;

  from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and AuRico or any of the AuRico’s subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on AuRico;

  AuRico shall have complied in all material respects with its covenants in accordance with the Arrangement Agreement, except where the failure to comply in all material respects with its covenants, individually or in the aggregate, would not result or would not reasonably be expected to result in a Material Adverse Change in respect of AuRico or would not, or would not reasonably be expected to, materially impede completion of the Arrangement, and AuRico shall have provided to Northgate a certificate of two officers thereof, certifying compliance with such covenants on the Effective Date; and

  the AuRico Locked-Up Shareholders shall have entered into the AuRico Voting Agreement, and the AuRico Locked-Up Shareholders shall not have breached, in any material respect, any of the representations, warranties and covenants thereof.

AuRico Conditions

The obligations of AuRico to complete the transactions contemplated by the Arrangement Agreement are also subject to the following conditions:

  the representations and warranties made by Northgate in the Arrangement Agreement that (i) are qualified by materiality or “Material Adverse Change” or “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date, and (ii) all other representations and warranties made by Northgate in the Arrangement Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date;

  from the date of the Arrangement Agreement to the Effective Date, there shall not have occurred, and Northgate or any of the Northgate’s subsidiaries shall not have incurred or suffered, any one or more changes, effects, events, occurrences or states of facts that, either individually or in the aggregate, have, or could reasonably be expected to have, a Material Adverse Effect on Northgate;

  Northgate shall have complied in all material respects with its covenants in accordance with the Arrangement Agreement, except where the failure to comply in all material respects with its

  Northgate Shareholders holding no more than 5% of the outstanding Northgate Shares having validly exercised Dissent Rights (and not withdrawn such exercise) and AuRico shall have received a certificate dated the day immediately preceding the Effective Date of two officers of Northgate to such effect;

  the Northgate Locked-Up Shareholders shall have entered into the Northgate Voting Agreement, respectively, and the Northgate Locked-Up Shareholders shall not have breached, in any material respect, any of the representations, warranties and covenants thereof; and

  no Flip-In Event or Separation Time (as such terms are defined in the Northgate Rights Plan) shall have occurred.

Notice and Cure Provisions

Each party to the Arrangement Agreement is required to give prompt notice to the other of the occurrence, or failure to occur, at any time from the date of the Arrangement Agreement until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could: (i) cause any of the representations or warranties of such party contained in the Arrangement Agreement to be untrue or inaccurate in any respect on the date of the Arrangement Agreement or on the Effective Date; (ii) result in the failure of such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party prior to the Effective Date; or (iii) result in the failure of such party to satisfy any of the conditions precedent contained in the Arrangement Agreement in favour of the other party to the Arrangement Agreement.

Either party may elect not to complete the transactions contemplated by the Arrangement Agreement by virtue of the conditions of the Arrangement Agreement not being satisfied or waived or exercise any termination right arising therefrom; provided, however, that: (i) promptly and in any event prior to the Effective Date, such party has delivered a written notice to the other party specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the party delivering such notice is asserting as the basis for the exercise of the termination right, and (ii) if any such notice is delivered, and a party is proceeding diligently, at its own expense, to cure such matter, the party that has delivered such notice may not terminate the Arrangement Agreement until the earlier of December 31, 2011 and the expiration of a period of 15 days from the date of delivery of such notice. If such notice has been delivered before the date of the Meeting or the Northgate Meeting, the Meeting or the Northgate Meeting as applicable, will be adjourned or postponed until the expiry of such period.

Covenants Regarding Non-Solicitation

Each of Northgate and AuRico will not, directly or indirectly, through any officer, director, employee, representative, advisor or agent or any of their subsidiaries, or otherwise:

  make, solicit, initiate, facilitate, entertain, encourage or promote (including by way of furnishing information, knowingly permitting any visit to their or their subsidiaries’ facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers regarding, constituting or that may reasonably be expected to lead to an Acquisition Proposal or potential Acquisition Proposal;

  participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any Person any information or otherwise co operate with, respond to, assist or participate in, any effort or attempt to make any Acquisition Proposal or potential Acquisition Proposal; provided that, for greater certainty, either party may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Northgate Board or the AuRico Board, as the case may be, has so determined;

  remain neutral with respect to, or agree to, approve or recommend, or propose publicly to remain neutral with respect to, agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 calendar days following formal commencement of such Acquisition Proposal will not be considered a violation of this prohibition);

  make, or propose publicly to make a Change in Northgate Recommendation or a Change in AuRico Recommendation, as applicable;

  accept, enter into, or propose publicly to accept or enter into, any letter of intent, agreement, understanding or arrangement related to any Acquisition Proposal or potential Acquisition Proposal; or

  make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the recommendation of the Northgate Board or the AuRico Board, as the case may be, to approve the transactions contemplated in the Arrangement Agreement.

Notwithstanding the above, Northgate or AuRico may, prior to the approval of the Arrangement by the Northgate Shareholders or the AuRico Shareholders, as applicable, consider or negotiate any unsolicited Acquisition Proposal that may constitute a Superior Proposal, and the Northgate Board or the AuRico Board, as applicable, may make a Change in Northgate Recommendation or a Change in AuRico Recommendation in respect of a Superior Proposal, or approve or recommend to the Northgate Shareholders or the AuRico Shareholders, as applicable, or enter into an agreement, understanding or arrangement in respect of a Superior Proposal if the Superior Proposal did not result from a breach of the Arrangement Agreement by such party and if the Northgate Board or the AuRico Board, as applicable, determines in good faith after consulting with outside counsel (which may include written opinions or advice) that failure to take such action would be inconsistent with the fiduciary duties of such directors under applicable Laws.

Each of Northgate and AuRico will notify the other party, at first orally and then, as soon as possible thereafter, in writing promptly and, in any event, within 24 hours of the receipt by any director or officer of any Acquisition Proposal, or any amendment thereto, or any request for non public information relating to it or any of its subsidiaries in connection with any potential Acquisition Proposal or for access to its properties, books or records or the properties, books and records of any of its subsidiaries by any Person that informs such party or any of such party’s subsidiaries that it is considering making, or has made, an Acquisition Proposal. Such written notice shall include the identity of the Person(s) making such proposal and all material terms and conditions of the Acquisition Proposal and provide such other details of the Acquisition Proposal, inquiry or contact as the other party may reasonably request.

Each of Northgate and AuRico, and each of the Northgate Board and the AuRico Board will not accept, approve, recommend or enter into any agreement (other than a confidentiality agreement that complies with the non-solicitation provisions of the Arrangement Agreement) in respect of an Acquisition Proposal on the basis that it could, if consummated in accordance with its terms, reasonably be expected to result in a Superior Proposal, or would constitute a Superior Proposal, unless:

  the Northgate Meeting or the Meeting, as applicable, has not occurred;

  Northgate or AuRico, as applicable, has complied with the non-solicitation provisions in the Arrangement Agreement;

  such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the third party which made the Superior Proposal in the event that Northgate and AuRico complete the Arrangement or any similar other transaction agreed prior to any termination of the Arrangement Agreement;

  it has provided the other party with the required information about such Acquisition Proposal that the Northgate Board or AuRico Board, as applicable, have determined would be a Superior Proposal;

  five Business Days will have elapsed from the later of the date the other party received notice of the determination of the Northgate Board or the AuRico Board, as applicable, to accept, approve, recommend or enter into an agreement, arrangement or understanding in respect of such Superior Proposal and the date the other party received written notice of an Acquisition Proposal;

  the Arrangement Agreement is terminated and the applicable termination payment has been paid to the other party.

During the five Business Day period referred to above, either Northgate or AuRico, as applicable, will have the opportunity, but not the obligation, to propose in writing to amend the terms of the Arrangement Agreement and the Arrangement. The Northgate Board or the AuRico Board, as applicable, will review any proposal to amend the terms of the Arrangement Agreement and the Arrangement in order to determine in good faith whether the proposed amendment would result in the Acquisition Proposal not being a Superior Proposal. If the Northgate Board or the AuRico Board, as applicable, so determines, Northgate and AuRico will enter into an amended agreement reflecting the amended proposal and the Northgate Board or the AuRico Board, as applicable, will promptly reaffirm its recommendation of the Arrangement as amended.

The Northgate Board or the AuRico Board, as applicable, will promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) it determines any Acquisition Proposal is not a Superior Proposal; or (ii) it determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and the terms of the Arrangement have been so amended.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date by the mutual written consent of the parties.

Either party may terminate the Arrangement Agreement prior to the Effective Date if:

  any of the mutual conditions are not satisfied or waived;

  the Northgate Meeting shall have been held and completed and the Northgate Shareholder Approval shall not have been obtained;

  the Meeting shall have been held and completed and the Share Issuance Resolution shall not have been approved by the Shareholders; or

  the Arrangement shall not have been completed by December 31, 2011, provided however:

  if the Arrangement has not been completed by such date because the Northgate Meeting has not been held due to the fault of Northgate (the parties acknowledging that Northgate is not at fault in the event that the Northgate Meeting has not been held due to an order of a Governmental Entity), then Northgate shall not be entitled to terminate this Agreement; and

  if the Arrangement has not been completed by such date because the Meeting has not been held due to the fault of AuRico (the parties acknowledging that AuRico is not at fault in the event that the Meeting has not been held due to an order of a Governmental Entity), then AuRico shall not be entitled to terminate this Agreement.

Northgate may terminate the Arrangement Agreement prior to the Effective Date if:

  any of the conditions for its benefit are not satisfied or waived;

  an Acquisition Proposal has been made or proposed and the AuRico Board: (i) shall have made a Change in AuRico Recommendation, or (ii) except as permitted under the Arrangement Agreement, shall have failed, after being requested by Northgate in writing, to reaffirm its approval of the Arrangement and the transactions contemplated therein as promptly as possible (but in any event within five Business Days) after receipt of such written request from Northgate, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the non-solicitation provisions of the Arrangement Agreement) in respect of any Acquisition Proposal;

  AuRico shall have failed to hold the Meeting by November 15, 2011, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in the non-solicitation provisions of the Arrangement Agreement;

  the AuRico Board shall have made a Change in AuRico Recommendation; or

  Northgate proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the non-solicitation provisions of the Arrangement Agreement, provided that Northgate has paid the Northgate Termination Payment to AuRico.

AuRico may terminate the Arrangement Agreement prior to the Effective Date if:

  any of the conditions for its benefit are not satisfied or waived;

  an Acquisition Proposal has been made or proposed and the Northgate Board: (i) shall have made a Change in Northgate Recommendation, or (ii) except as permitted under the Arrangement Agreement, shall have failed, after being requested by AuRico in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated therein as promptly as possible (but in any event within five Business Days) after receipt of such written request from AuRico, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the non-solicitation provisions of the Arrangement Agreement) in respect of any Acquisition Proposal;

  Northgate shall have failed to hold the Northgate Meeting by November 15, 2011, unless such failure results from an adjournment or postponement of such meeting due to its obligation to adjourn or postpone the meeting in the circumstances described in the non-solicitation provisions of the Arrangement Agreement;

  the Northgate Board shall have made a Change in Northgate Recommendation; or

  AuRico proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the non-solicitation provisions of the Arrangement Agreement, provided that AuRico has paid the AuRico Termination Payment to Northgate.

Termination Payments

Northgate will be obligated to pay the Northgate Termination Payment ($45,000,000) to AuRico in the event that:

  the Arrangement Agreement is terminated by AuRico because an Acquisition Proposal has been made or proposed and the Northgate Board: (i) shall have made a Change in Northgate Recommendation (but not in circumstances where the Change in Northgate Recommendation resulted from the occurrence of a Material Adverse Effect of AuRico), or (ii) except as permitted under the Arrangement Agreement, shall have failed, after being requested by AuRico in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated therein as promptly as possible (but in any event within five Business Days) after receipt of such written request from AuRico, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the non-solicitation provisions of the Arrangement Agreement) in respect of any Acquisition Proposal;

  the Arrangement Agreement is terminated by AuRico because the Northgate Board shall have made a Change in Northgate Recommendation (but not in circumstances where the Change in Northgate Recommendation resulted from the occurrence of a Material Adverse Effect of AuRico);

  the Arrangement Agreement is terminated by AuRico as a result of a condition for its benefit having not been satisfied or waived due to Northgate having breached its non-solicitation obligations;

  the Arrangement Agreement is terminated by AuRico because Northgate shall have failed to hold the Northgate Meeting by November 15, 2011, through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of Northgate failing to submit the Arrangement for approval to the Northgate Shareholders, in accordance with the terms of the Arrangement Agreement, on or before November 15, 2011 (unless such failure results from an adjournment or postponement of the Northgate Meeting for not more than five Business Days due to its obligation to adjourn such meeting in accordance with the non-solicitation provisions of the Arrangement Agreement), or failing to solicit proxies in accordance with the terms of the Arrangement Agreement;

  the Arrangement Agreement is terminated by either AuRico or Northgate as a result of (i) the Northgate Shareholder Approval having not been obtained or (ii) the Arrangement shall not have been completed by December 31, 2011, where Northgate was in compliance with the terms of the Arrangement Agreement at the time of such termination and an Acquisition Proposal shall have been made to Northgate and made known to Northgate Shareholders generally or shall have been made directly to Northgate Shareholders generally or any Person will have publicly announced an intention to make an Acquisition Proposal in respect of Northgate (a “Pending Northgate Acquisition Proposal”) and such Pending Northgate Acquisition Proposal or announced intention will not have been publicly withdrawn prior to the Northgate Meeting and, thereafter, the Northgate Shareholders do not approve the Arrangement at the Northgate Meeting, and Northgate completes an Acquisition Proposal with the party who made such Pending Northgate Acquisition Proposal within 12 months following the termination of the Arrangement Agreement; or

  the Arrangement Agreement is terminated by Northgate so Northgate can enter into a definitive agreement with respect to a Superior Proposal.

AuRico will be obligated to pay the AuRico Termination Payment ($28,000,000) to Northgate in the event that:

  the Arrangement Agreement is terminated by Northgate because an Acquisition Proposal has been made or proposed and the AuRico Board: (i) shall have made a Change in AuRico Recommendation (but not in circumstances where the Change in AuRico Recommendation resulted from the occurrence of a Material Adverse Effect of Northgate), or (ii) except as permitted under the Arrangement Agreement, shall have failed, after being requested by Northgate in writing, to reaffirm its approval or recommendation of the Arrangement and the transactions contemplated therein as promptly as possible (but in any event within five Business Days) after receipt of such written request from Northgate, or (iii) shall have accepted, approved, recommended or entered into an agreement (other than a confidentiality agreement that complies with the non-solicitation provisions of the Arrangement Agreement) in respect of any Acquisition Proposal;

  the Arrangement Agreement is terminated by Northgate because the AuRico Board shall have made a Change in AuRico Recommendation (but not in circumstances where the Change in AuRico Recommendation resulted from the occurrence of a Material Adverse Effect of Northgate);

  the Arrangement Agreement is terminated by Northgate as a result of a condition for its benefit having not been satisfied or waived due to AuRico having intentionally breached its non- solicitation obligations where Northgate was in compliance with the terms of the Arrangement Agreement at the time of such termination;

  the Arrangement Agreement is terminated by Northgate because AuRico shall have failed to hold the Meeting by November 15, 2011, through the fault (whether by commission or omission unless such commission or omission is ordered by the Court) of AuRico failing to submit the Arrangement for approval to the Shareholders, in accordance with the terms of the Arrangement Agreement, on or before November 15, 2011 (unless such failure results from an adjournment or postponement of the Meeting for not more than five Business Days due to its obligation to adjourn such meeting in accordance with the non-solicitation provisions of the Arrangement Agreement), or failing to solicit proxies in accordance with the terms of the Arrangement Agreement;

  the Arrangement Agreement is terminated by either AuRico or Northgate as a result of (i) the AuRico Shareholder Approval having not been obtained or (ii) the Arrangement shall not have been completed by December 31, 2011, where AuRico was in compliance with the terms of the Arrangement Agreement at the time of such termination and an Acquisition Proposal shall have been made to AuRico and made known to Shareholders generally or shall have been made directly to Shareholders generally or any Person will have publicly announced an intention to make an Acquisition Proposal in respect of AuRico (a “Pending AuRico Acquisition Proposal”) and such Pending AuRico Acquisition Proposal or announced intention will not have been publicly withdrawn prior to the Meeting and, thereafter, the Shareholders do not approve the Arrangement at the Meeting, and AuRico completes an Acquisition Proposal with the party who made such Pending AuRico Acquisition Proposal within 12 months following the termination of the Arrangement Agreement; or

  the Arrangement Agreement is terminated by AuRico so AuRico can enter into a definitive agreement with respect to a Superior Proposal.

Reimbursement of Expenses

Northgate will be obligated to pay a fee of $3,000,000 to AuRico as reimbursement for the costs and expenses incurred by AuRico with respect to the Arrangement if:

  either Northgate or AuRico terminates the Arrangement Agreement due to Northgate’s failure to obtain the Northgate Shareholder Approval; or

  AuRico terminates the Arrangement Agreement as a result of Northgate’s failure to hold the Northgate Shareholder Meeting by November 15, 2011, unless such failure results from an adjournment or postponement of such meeting due to its obligations to adjourn or postpone the meeting in circumstances described in the non-solicitation provisions of the Arrangement Agreement.

AuRico will be obligated to pay a fee of $17,500,000 to Northgate as reimbursement for the costs and expenses incurred by Northgate with respect to the Arrangement if:

  either Northgate or AuRico terminates the Arrangement Agreement due to AuRico’s failure to obtain AuRico Shareholder Approval; or

  Northgate terminates the Arrangement Agreement as a result of AuRico’s failure to hold the AuRico Shareholder Meeting by November 15, 2011, unless such failure results from an adjournment or postponement of such meeting due to its obligations to adjourn or postpone the meeting in circumstances described in the non-solicitation provisions of the Arrangement Agreement.

RISK FACTORS

Shareholders should carefully consider the following risk factors related to the Arrangement. In addition to the risks set out in the documents incorporated by reference in the Circular, the proposed combination of AuRico with Northgate upon the completion of the Arrangement is subject to certain risks, including the following:

Mineral reserve and mineral resource figures pertaining to AuRico’s and Northgate’s properties are only estimates and are subject to revision based on developing information.

Information pertaining to AuRico’s and Northgate’s mineral reserves and mineral resources presented in this Circular or incorporated by reference herein are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals, including gold, and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals, including gold, or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral reserves and mineral resources attributable to any specific property of AuRico or Northgate are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

AuRico may not realize the benefits of the combined company’s growth projects.

As part of its strategy, AuRico will continue its efforts to develop new gold projects and will have an expanded portfolio of such projects as a result of the combination with Northgate. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects, which are used in establishing ore/mineral reserve estimates for determining and obtaining financing and for other purposes, are based on certain assumptions and are inherently subject to significant uncertainties. It is very likely that actual results for AuRico’s projects will differ from its current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, AuRico’s current estimates. If actual results are less favourable than AuRico currently estimates, the combined company’s business, results of operations, financial condition and liquidity could be materially adversely impacted.

The Arrangement is subject to satisfaction or waiver of several conditions.

The Arrangement is conditional upon, among other things, Northgate Shareholder Approval, AuRico Shareholder Approval and AuRico and/or Northgate having obtained all government or Regulatory Approvals required by law, policy or practice, including Competition Act Approval. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any government or Regulatory Approvals could have an adverse effect on the business, financial condition or results of operations of AuRico.

AuRico may be subject to significant capital requirements and operating risks associated with its expanded operations and its expanded portfolio of growth projects.

AuRico must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance its growth and sustain capital requirements. If AuRico does not realize satisfactory prices for the gold and silver that AuRico produces, it could be required to raise additional capital through the capital markets and/or incur borrowings to meet its capital requirements. These financing requirements could adversely affect AuRico’s credit ratings and its ability to access the capital markets in the future to meet any external financing requirements AuRico might have. If there are significant delays in when these projects are completed and are producing on a commercial and consistent scale, and/or their capital costs were to be significantly higher than estimated, these events could have a significant adverse effect on AuRico’s results of operation, cash flow from operations and financial condition.

In addition, AuRico’s mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks include, without limitation, environmental hazards, industrial accidents, labour disputes, changes in laws, technical difficulties or failures, late delivery of supplies or equipment, unusual or unexpected geological formations or pressures, cave-ins, pit-wall failures, rock falls, unanticipated ground, grade or water conditions, flooding, periodic or extended interruptions due to the unavailability of materials and force majeure events. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at AuRico’s mining or processing operations could materially adversely affect AuRico’s business, results of operations, financial condition and liquidity.

Northgate’s operations are in jurisdictions new to AuRico.

Operations, development and exploration activities carried out by Northgate are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. Changes in mining or investment policies or shifts in political attitudes may also adversely affect AuRico’s business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, expropriation of property, land use, land claims of local people, water use and safety. Any changes in the laws relating to mining in the jurisdictions in which Northgate carries on business could materially affect the rights and title to the interests held there by the Company. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The effect of any of these factors cannot be accurately predicted.

The issuance of a significant number of AuRico Shares and a resulting “market overhang” could adversely affect the market price of AuRico Shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of additional AuRico Shares will be available for trading in the public market. The increase in the number of AuRico Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, AuRico Shares. The potential that such a Shareholder may sell its AuRico Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of such AuRico Shares in the public market, could adversely affect the market price of the AuRico Shares.

The integration of AuRico and Northgate may not occur as planned.

The Arrangement Agreement has been entered into with the expectation that its completion will result in increased gold production, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from the consolidation of AuRico and Northgate and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether AuRico’s and Northgate’s operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Northgate’s operations after completion of the Arrangement could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of Northgate and AuRico. As a result of these factors, it is possible that the cost reductions and synergies expected from the combination of AuRico and Northgate will not be realized. In addition, such synergies assume certain realized long-term metals and consumable commodities prices and foreign exchange rates. If actual prices were below such assumed prices, the realization of potential synergies could be adversely effected.

THE COMBINED COMPANY UPON COMPLETION OF THE ARRANGEMENT

Overview

On completion of the Arrangement, AuRico will continue to be a corporation existing under the OBCA and the former Northgate Shareholders will be shareholders of AuRico. After the Effective Date, Northgate will be a wholly-owned subsidiary of AuRico.

The business and operations of AuRico and Northgate will be consolidated and the principal executive office of the combined company will remain be 320 Bay Street, Suite 1520, Toronto, Ontario M5H 4A6 immediately following consummation of the Arrangement.

Organization Chart

The following chart shows the corporate relationship between AuRico and Northgate following the completion of the Arrangement. Below each company’s name is the jurisdiction in which the company was incorporated (or continued), formed or organized.

Directors and Officers of the Combined Company

Following the Effective Date, it is anticipated that the New AuRico Board will be comprised of nine directors to be selected by AuRico’s Selection Committee. The Selection Committee, consisting of the current Chairman of AuRico’s Board, Colin K. Benner; one member of Northgate’s corporate governance and compensation committee, Richard Hall; and a representative from Korn/Ferry International, will interview the Directors and the directors of the Northgate Board and select a total of nine individuals who will comprise the New AuRico Board. Such New AuRico Board will set as a target the appointment of three directors from the Northgate’s Board. The Chairman of the New AuRico Board will be Colin K. Benner.

Description of Share Capital

The share capital of AuRico will remain unchanged as a result of the completion of the Arrangement, other than for the issuance of the Consideration Shares and the issuance of any AuRico Exchange Option Shares, contemplated in the Arrangement, and except for the obligations under the Northgate Convertible Notes.

AuRico is authorized to issue an unlimited number of AuRico Shares. As at September 8, 2011, there were 174,777,444 AuRico Shares issued and outstanding. There are no limitations contained in the articles or bylaws of AuRico on the ability of a person who is not a Canadian resident to hold AuRico Shares or exercise the voting rights associated with AuRico Shares. A summary of the rights of the AuRico Shares is set forth below.

Based on the AuRico and Northgate securities outstanding on September 8, 2011, in connection with the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), AuRico would be obligated to issue approximately 109,957,404 AuRico Shares. In addition, AuRico could be obligated to issue up to an additional 15,200,884 AuRico Shares upon the conversion, from time to time, of the Northgate Convertible Notes in accordance with their terms.

Based on the AuRico and Northgate securities outstanding on September 8, 2011, immediately following completion of the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), holders of AuRico Shares immediately prior to the Effective Time will hold approximately 62% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes), while holders of Northgate Shares immediately prior to the Effective Time will hold approximately 38% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes). In addition, based on the AuRico and Northgate securities outstanding on September 8, 2011, AuRico could be obligated to issue up to an additional 15,200,884 (representing approximately 5% of the AuRico Shares anticipated to be issued and outstanding on a fully-diluted basis, excluding any AuRico Convertible Note Shares issuable on the conversion of the Northgate Convertible Notes, immediately after the Effective Time) AuRico Shares upon the conversion, from time to time, of the Northgate Convertible Notes in accordance with their terms.

Dividends

Holders of AuRico Shares are entitled to receive dividends when, as and if declared by the AuRico Board out of funds legally available therefor. The OBCA provides that a corporation may not declare or pay a dividend if there are reasonable grounds for believing that the corporation is or would, after the payment of the dividend, be unable to pay its liabilities as they fall due or the realizable value of its assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares of its capital.

Liquidation

In the event of the dissolution, liquidation, or winding-up of AuRico, or any other distribution of AuRico’s assets among its Shareholders for the purpose of winding up its affairs, holders of AuRico Shares are entitled to share rateably in any assets remaining after the satisfaction in full of the prior rights of creditors, in the remaining property of AuRico.

Voting

Holders of AuRico Shares are entitled to one vote for each AuRico Share held on all matters voted on by Shareholders, including the election of directors.

Preferred Shares

AuRico is not authorized to issue preferred shares, and currently, there are no preferred shares of AuRico issued and outstanding.

Selected AuRico Unaudited Pro Forma Condensed Consolidated Financial Information

The selected unaudited pro forma condensed consolidated financial information set forth below should be read in conjunction with AuRico’s unaudited pro forma condensed consolidated financial statements and the accompanying notes thereto attached as Schedule “C” to the Circular. The pro forma condensed consolidated income statement for the year ended December 31, 2010 has been prepared in accordance with Canadian GAAP. The pro forma condensed consolidated balance sheet and income statement as at and for the six months ended June 30, 2011 have been prepared in accordance with IFRS.

The pro forma consolidated balance sheet has been prepared from the unaudited consolidated balance sheet of AuRico as at June 30, 2011 and gives pro forma effect to the completion of the Arrangement as if it had occurred June 30, 2011. The pro forma consolidated income statements for the year ended December 31, 2010 and the six-month period ended June 30, 2011 have been prepared, respectively, from the audited statements of operations of AuRico for the year ended December 31, 2010 and the unaudited interim consolidated statement of operations of AuRico for the six-month period ended June 30, 2011 and gives pro forma effect to the completion of (i) the Arrangement and the acquisition of Capital Gold as if these transactions had occurred on January 1, 2010 and (ii) the Arrangement and the acquisition of Capital Gold as if these transactions had occurred on January 1, 2011.

The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between AuRico and Northgate. The unaudited pro forma condensed consolidated financial information set forth below is extracted from, and should be read in conjunction with, the unaudited pro forma condensed consolidated financial information of AuRico and the accompanying notes included in Schedule “C” to the Circular.

	Six months ended June 30, 2011		Year ended December 31, 2010
	(presented in accordance with IFRS)		(presented in accordance with Canadian
			GAAP)
	AuRico	Pro forma (note 1)	AuRico	Pro forma (note 2)
(in thousands of U.S. dollars)
Income statement data:
Revenue from mining operations	$183,217	$394,442	$238,266	$800,139
Net earnings (loss)	$36,309	$34,226	$(147,487)	$(239,668)

(in U.S. dollars)
Per AuRico Share data:
Basic earnings (loss) per share	$0.24	$0.12	$(1.06)	$(0.86)
Diluted earnings (loss) per share	$0.24	$0.07	$(1.06)	$(0.86)

	As at June 30, 2011
	(presented in accordance with IFRS)
	AuRico	Pro forma (note 3)
(in thousands of U.S. dollars)
Balance Sheet data:
Cash and cash equivalents	$102,119	$298,488
Total assets	$1,318,522	$3,201,691
Total debt, including current portion	$39,408	$277,308
Total liabilities	$282,002	$836,174
Shareholders' equity	$1,036,520	$2,365,517

______________________
Note 1 - The pro forma column represents the pro forma financial information after giving effect to the Arrangement and the acquisition of Capital Gold assuming both occurred on January 1, 2011.
Note 2 - The pro forma column represents the pro forma financial information after giving effect to the Arrangement and the acquisition of Capital Gold assuming both occurred on January 1, 2010.
Note 3 - The pro forma column represents the pro forma financial information after giving effect to the Arrangement assuming it occurred on June 30, 2011.

All of the above should be read in conjunction with the unaudited pro forma condensed consolidated financial information of AuRico for the year ended December 31, 2010, and as at and for the six months ended June 30, 2011, included in Schedule “C” to the Circular.

Post-Arrangement Shareholdings and Principal Shareholders

Based on the AuRico and Northgate securities outstanding on September 8, 2011, immediately following completion of the Arrangement (and assuming all Northgate Optionholders exercise their Northgate Options prior to the Effective Time), holders of AuRico Shares immediately prior to the Effective Time will hold approximately 62% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes), while holders of Northgate Shares immediately prior to the Effective Time will hold approximately 38% of the AuRico Shares issued and outstanding on a fully-diluted basis immediately after the Effective Time (excluding any AuRico Convertible Note Shares issuable upon the conversion of the Northgate Convertible Notes). In addition, based on the AuRico and Northgate securities outstanding on September 8, 2011, AuRico could be obligated to issue up to an additional 15,200,884 (representing approximately 5% of the AuRico Shares anticipated to be issued and outstanding on a fully-diluted basis, excluding any AuRico Convertible Note Shares issuable on the conversion of the Northgate Convertible Notes, immediately after the Effective Time) AuRico Shares upon the conversion, from time to time, of the Northgate Convertible Notes in accordance with their terms.

Immediately following the completion of the Arrangement, to the knowledge of the Directors and executive officers of the Company and assuming that its holdings as at September 8, 2011 in AuRico and Northgate remain unchanged and it does not exercise any dissent rights with respect to the Northgate Shares it currently holds, Van Eck Associates Corporation will hold approximately 30,868,612 AuRico Shares, representing approximately 10.84% of the issued and outstanding AuRico Shares.

To the knowledge of the Directors and executive officers of the Company, other than as set forth above, following completion of the Arrangement, there will be no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying 10% or more of the voting rights attached to any class of voting securities of the Company.

INFORMATION CONCERNING AURICO

Overview

AuRico is a mid-tier gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America.

On April 8, 2011, AuRico completed its acquisition of Capital Gold, which now operates as a subsidiary of AuRico. The acquisition of Capital Gold significantly increased AuRico’s gold production and almost doubled its gold reserves. AuRico is now operating three 100% owned, fully built mines in Mexico.

AuRico owns three operating mining properties (the Ocampo mine in Chihuahua State, Mexico; the El Chanate mine in Sonora State, Mexico; and the El Cubo mine in Guanajuato State, Mexico) and two advanced exploration properties (the Guadalupe y Calvo property in Chihuahua State, Mexico and the Orion property in Nayarit State, Mexico). AuRico has also executed a number of purchase option agreements, including one to acquire the Mezquite Project in Zacatecas State, Mexico; two purchase option agreements, one with Mexicana de Cananea S.A. de C.V. and one with Pedro Murillo M., with respect to the Venus Project, north of the Ocampo mine in Chihuahua State, Mexico; a purchase option agreement with Valdez Gold Inc. with respect to the Los Jarros Project in Chihuahua State, Mexico; and a purchase option agreement with Aurion Resources Limited to enter into a joint venture with respect to the La Bandera gold project in Durango State, Mexico.

AuRico’s strategy is to increase shareholder value through increases in precious metal reserves and resources, production and long-term cash flow and earnings per share. AuRico’s strategy also consists of optimizing the performance and, therefore, the value, of existing operations, investing in quality exploration and development projects and acquiring new potentially accretive properties and projects.

The material properties of AuRico as of August 16, 2011 were as follows:

Property	Location	Property Ownership

Ocampo Mine	Chihuahua State, Mexico	100% owned.
El Chanate Mine	Sonora State, Mexico	100% owned.
El Cubo Mine	Guanajuato State, Mexico	100% owned.
Guadalupe y Calvo Project	Chihuahua State, Mexico	100% owned.
Venus Project	Chihuahua State, Mexico	Option to purchase 100% interest over five mineral concessions.
Los Jarros Project	Chihuahua State, Mexico	Option to purchase a 100% interest.
Mezquite Project	Zacatecas State, Mexico	Option to purchase a 100% interest.
La Bandera project	Durango, Mexico	Option to earn up to a 70% interest.
Orion Project	Nayarit State, Mexico	100% ownership subject to outstanding payments totalling less than US$1 million by December 2012.
Saric Project	Sonora State, Mexico	Two concessions are owned (100%) and an option to acquire a 100% interest in 12 additional concessions.

Property	Location	Property Ownership

Fraile Norte	San Luis Potosi State, Mexico	50% ownership interest through a joint venture.

The Company was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.” By articles of amendment dated April 17, 1998, the Company changed its name to, “Gammon Lake Resources Inc.”, and consolidated its common shares on a 15:1 basis. By articles of amendment dated June 7, 2007, the Company changed its name to “Gammon Gold Inc.”. On June 14, 2011, the Company effected its name change from “Gammon Gold Inc.” to “AuRico Gold Inc.”. On August 26, 2011, AuRico filed articles of continuance to continue the company under the laws of Ontario.

AuRico is now a corporation existing under the Business Corporations Act (Ontario). AuRico’s registered and head office is located at 320 Bay Street, Suite 1520, Toronto, Ontario M5H 4A6.

AuRico is a reporting issuer in all of the provinces and territories of Canada. The AuRico Shares are listed on the TSX and the NYSE under the symbol “AUQ”. On August 26, 2011, the last trading day prior to the announcement that AuRico and Northgate had entered into the Arrangement Agreement, the closing price of the AuRico Shares on the TSX was $13.72.

Share Capital of AuRico

For a description of AuRico’s share capital, see the Section of the Circular entitled, “The Combined Company Upon Completion of the Arrangement - Description of Share Capital”.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth, as at June 30, 2011, information concerning securities authorized for issuance under AuRico’s equity compensation plans.

				(c) Number of
				securities
				remaining
				available for
		(a) Number of		future issuance
		securities to be	(b) Weighted-	under equity
		issued upon	average exercise	compensation
		exercise of	price of	plans (excluding
		outstanding	outstanding	securities
		options, warrant	options, warrants	reflected in
Plan Category		and rights	and rights	column (a))
Equity compensation plans approved by securityholders	AuRico Stock Option Plan	3,269,800	$9.01	7,216,846
	Capital Gold Converted Stock Option Plan	122,385	$5.83	Nil
	Employee Share Purchase Plan	n/a	n/a	1,126,722
	Deferred Share Unit Plan	n/a	n/a	783,756
Equity compensation plans no approved by securityholders	Employment Inducement Plan	1,023,333	$12.31	Nil
	Broker Warrants	750,000	$10.13	Nil

Price Range and Trading Volumes of AuRico Shares

The AuRico Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol “AUQ”. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the AuRico Shares on the TSX and NYSE.

	AuRico Shares on the TSX			AuRico Shares on the NYSE
2010	High (C$)	Low (C$)	Volume (#)	High (US$)	Low (US$)	Volume (#)
September	7.80	6.80	9,918,823	7.59	6.59	6,776,179
October	7.52	6.75	16,278,739	7.48	6.58	6,582,989
November	7.20	6.30	13,479,359	7.20	6.15	8,993,721
December	8.32	6.72	13,954,578	8.30	6.59	8,073,344
2011
January	8.30	7.05	9,198,402	8.40	7.06	5,649,339
February	9.48	7.53	12,642,802	9.60	7.54	5,123,760
March	10.18	7.99	14,370,768	10.50	8.08	8,317,137
April	10.63	9.35	25,211,820	11.20	9.68	9,056,496
May	10.33	8.33	15,384,292	10.88	8.61	7,895,106
June	10.70	8.71	13,075,325	11.04	8.90	7,002,400
July	12.93	10.31	11,202,480	13.60	10.60	5,586,617
August	14.00	10.88	24,937,216	14.16	11.11	11,810,611
September 1-16	12.68	10.30	20,572,791	12.78	10.51	6,427,606

As of August 26, 2011, the last trading day prior to the announcement that Northgate and AuRico had entered into the Arrangement Agreement, the implied value of the Arrangement was C$5.01 per Northgate Share, representing a premium of approximately 60.2%, based on the preceding 20-day volume-weighted average price of the Northgate Shares traded on the TSX and the August 26, 2011 closing price of the AuRico Shares traded on the TSX.

Prior Sales

Except pursuant to the exercise of outstanding AuRico options and other AuRico convertible securities, there have been no prior sales of securities of AuRico for the 12-month period prior to the date of this Circular.

Consolidated Capitalization

The following table sets forth AuRico’s consolidated capitalization as at June 30, 2011, adjusted to give effect to any material changes in the share capital of AuRico since June 30, 2011, the date of AuRico’s most recent unaudited consolidated interim financial statements to September 8, 2011, and further adjusted to give effect to the Arrangement (and assuming that all Northgate Options are exercised prior to the Effective Date). The table should be read in conjunction with the unaudited consolidated interim financial statements of AuRico as at and for the six months ended June 30, 2011 including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular.

		As at
		June 30, 2011
		After Giving Effect
		to Material Changes
		in Share Capital as
		at September 8,
	As at	2011, and the
	June 30, 2011	Arrangement

AuRico Shares	172,841,426	284,734,848
(Authorized – Unlimited)

		As at
		June 30, 2011
		After Giving Effect
		to Material Changes
		in Share Capital as
		at September 8,
	As at	2011, and the
	June 30, 2011	Arrangement

AuRico Options	4,652,122	4,415,518

AuRico warrants	2,250,000	2,250,000

AuRico deferred share units	207,411	216,244

INFORMATION CONCERNING NORTHGATE

The information concerning Northgate contained in this Circular, including information incorporated herein by reference, has been taken from or based upon publicly available documents and records on file with Canadian securities regulatory authorities and other public sources. Although AuRico does not have any knowledge that would indicate that any statements contained herein relating to Northgate taken from or based upon such documents and records are inaccurate or incomplete, neither AuRico nor any of its officers or Directors assumes any responsibility for the accuracy or completeness of the information relating to Northgate taken from or based upon such documents and records, or for any failure by Northgate to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to AuRico.

Overview

Northgate is a mid-tier gold producer with mining operations, development projects and exploration properties in Canada, Australia and the United States. Northgate’s primary assets are Young-Davidson, an advanced stage gold mining development project located near Kirkland Lake, Ontario; Fosterville, an underground mine in Australia that recovers gold through a bacterial oxidation, heated leach, flotation and a carbon-in-leach circuit; Stawell, an open pit and underground gold mine in Australia that recovers gold through a carbon-in-leach circuit following sulphide flotation; and the Kemess Underground Project in northern British Columbia.

In addition to the above properties, Northgate entered into a definitive exploration and option to enter a joint venture agreement with Nevada Exploration Inc. with respect to the Awakening Gold Project in Humboldt County, Nevada.

Northgate was originally incorporated under the Ontario Companies Act by letters patent dated January 7, 1919 under the name Kirkland-Hudson Bay Gold Mines Limited. The Corporation was continued under the BCBCA effective January 31, 2003. The principal office of the Corporation is located at Suite 1601, 110 Yonge Street, Toronto, Ontario, Canada M5C 1T4. The Corporation’s registered office is located at 815 Hornby Street, Suite 406, Vancouver, British Columbia, Canada V6Z 2E6.

Northgate is a reporting issuer in all of the provinces and territories of Canada. The Northgate Shares are listed on the TSX and the NYSE-Amex under the symbols “NGX” and “NXG”, respectively. On August 26, 2011, the last trading day prior to the announcement that AuRico and Northgate had entered into the Arrangement Agreement, the closing price of the Northgate Shares on the TSX was C$3.10.

Northgate’s Properties

Young-Davidson Project

The Young-Davidson Project is located immediately west of the village of Matachewan, Ontario, approximately 60 kilometres west of the town of Kirkland Lake, Ontario. Northgate owns 100% of the mineral rights to all of the mineral resource-related claims at the Young-Davidson mine, the adjoining Matachewan Consolidated Mines Limited mine and the surrounding extensions, which collectively comprise the Young-Davidson Project.

Kemess Underground Project

The Kemess Underground Project, which is 100% owned and operated by Northgate, is located in north-central British Columbia approximately 430 kilometres northwest of Prince George and approximately 5 kilometres from the Kemess South mine. Northgate announced the results of a NI 43-101 Preliminary Assessment Report for the Kemess Underground Project on August 2, 2011, the results of which outline the development of an underground block/panel cave operation with average annual production of 95,000 ounces of gold at a below-industry cash cost of $115 per ounce over a mine-life of approximately 12 years.

Fosterville Mine

The Fosterville Mine is located approximately 130 kilometres north of Melbourne, Victoria, Australia and approximately 20 kilometres north-east of Bendigo, Victoria, Australia, an historic mining centre. In 2010, the Fosterville Mine produced 100,441 ounces of gold at a total cash cost of approximately $738 per ounce.

Stawell Mine

The Stawell Mine is located approximately 250 kilometres northwest of Melbourne, Victoria, Australia and two kilometres from the township of Stawell, Victoria, Australia. In 2010, the Stawell Mine produced 71,482 ounces of gold at a total cash cost of approximately $969 per ounce.

Share Capital of Northgate

The authorized capital of the Northgate is 100,000,000,000,000 shares of each of the following classes: Shares, Class A preferred shares and Class B preferred shares, all without par value. As at September 8, 2011, there were: (i) 292,393,362 Northgate Share outstanding; (ii) Northgate Options to acquire an aggregate of 8,859,800 Northgate Shares outstanding; (iii) US$170,000,000 principal amount Northgate Convertible Notes outstanding; and (iv) no Class A preferred shares or Class B preferred shares outstanding. Except for the Northgate Options and the Northgate Convertible Notes, and except pursuant to the Northgate ESPP, this Agreement and the transactions contemplated hereby, as of the date hereof, there are no options, warrants, deferred share units, restricted share units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Northgate or any of the Northgate Subsidiaries to issue or sell any securities of or interest in Northgate or any of the Northgate Subsidiaries from Northgate or any of the Northgate Subsidiaries.

Holders of Northgate Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the Northgate Board, subject to the prior rights of the holders of any shares ranking senior to the Northgate Shares in the payment of dividends. In the event of the dissolution, liquidation or winding-up of Northgate, the holders of Northgate Shares, subject to the prior rights of the holders of any shares ranking senior to the Northgate Shares with respect to priority in the distribution of property and assets of Northgate upon dissolution, liquidation or winder-up, will be entitled to receive on a pro rata basis the remaining property and assets of Northgate. Holders of Northgate Shares are entitled to receive notice of, attend and vote at any meeting of Northgate’s shareholders, except meeting where only the holders of another class or series of shares are entitled to vote separately as a class or series. The Northgate Shares carry one vote per share.

Price Range and Trading Volume of Northgate Shares

The Northgate Shares are listed and posted for trading on the TSX and the NYSE-Amex under the symbols “NGX” and “NXG”, respectively. The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Northgate Shares on the TSX and the NYSE-Amex.

	Northgate Shares on the TSX			Northgate Shares on the NYSE-Amex
2010	High (C$)	Low (C$)	Volume (#)	High (US$)	Low (US$)	Volume (#)
September	3.62	3.04	16,987,032	3.52	2.93	8,500,136
October	3.18	2.76	12,038,366	3.09	2.69	5,849,285
November	3.20	2.77	15,256,331	3.18	2.74	6,333,992
December	3.25	3.00	10,584,699	3.26	2.96	6,815,341
2011
January	3.13	2.42	18,790,663	3.24	2.41	10,710,030
February	3.01	2.54	13,502,215	3.04	2.55	8,022,188
March	2.87	2.50	8,715,175	2.95	2.60	6,999,099
April	2.86	2.51	9,417,952	3.02	2.63	4,615,395

May	2.94	2.58	8,178,170	3.00	2.67	3,668,073
June	2.90	2.43	5,878,601	2.97	2.47	5,568,240
July	3.29	2.54	46,015,982	3.48	2.55	7,495,164
August	4.32	2.89	77,308,303	4.42	2.97	7,656,978
September 1-16	4.34	3.60	44,059,874	4.37	3.66	6,772,873

As of August 26, 2011, the last trading day prior to the announcement that Northgate and AuRico had entered into the Arrangement Agreement, the implied value of the Arrangement was C$5.01 per Northgate Share, representing a premium of approximately 60.2%, based on the preceding 20-day volume-weighted average price of the Northgate Shares traded on the TSX and the August 26, 2011 closing price of the AuRico Shares traded on the TSX.

Prior Sales
_____________________

For the 12-month period prior to the date of the Circular, Northgate has issued the securities listed in the table set forth below:

			Number of
Date	Security	Price per Security ($)	Securities
October 5, 2010(1)	3.50% Northgate Convertible Notes (due 2016)	US$1,000	170,000
January 13, 2011	Northgate Options	C$2.89	1,986,000
April 8, 2011	Northgate Options	C$2.58	100,000

(1)	20,000 of the Northgate Convertible Notes were issued on October 5, 2010 upon exercise of an over-allotment option granted to the underwriters in connection with the offering.

Consolidated Capitalization

The following table sets forth Northgate’s consolidated capitalization as at June 30, 2011, adjusted to give effect to any material changes in the share capital of Northgate since June 30, 2011, the date of Northgate’s most recent unaudited consolidated interim financial statements. The table should be read in conjunction with the unaudited consolidated interim financial statements of Northgate as at and for the six months ended June 30, 2011 including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Circular.

As at
June 30, 2011
(in thousands of U.S. dollars)	(unaudited)
Cash and Cash Equivalents	244,469
Debt(1)
Equipment Financing Obligations(1)	23,265
Senior Convertible Notes	133,950
Option Component of Senior Convertible Note	33,409
Total Debt	190,624
Shareholders’ Equity
Common Shares	407,352
Contributed Surplus	10,719
Accumulated Other Comprehensive Income	36,618

As at
June 30, 2011
(in thousands of U.S. dollars)	(unaudited)
Retained Earnings	29,551
Total Shareholders’ Equity	484,240
Total Debt and Shareholders’ Equity	674,864

(1) Includes the current portion of equipment financing obligations of $8.5 million as at June 30, 2011.

Northgate Documents Incorporated by Reference and Further Information

Information regarding Northgate has been incorporated by reference in the Circular from documents filed by Northgate with the securities regulatory authority in each of the provinces of Canada. AuRico understands that copies of the documents incorporated herein by reference regarding Northgate may be obtained on request without charge from Northgate’s Director, Investor Relations at Suite 1601, 110 Yonge Street, Toronto, Ontario, Canada M5C 1T4. Copies of documents incorporated by reference may also be obtained by accessing the websites located at www.sedar.com and the SEC website located at www.sec.gov.

The following documents of Northgate have been filed with the securities regulatory authority in each of the provinces of Canada and are specifically incorporated by reference into, and form an integral part of, the Circular:

  the annual information form for the financial year ended December 31, 2010;

  the audited financial statements of Northgate, including the notes thereon, and together with the auditor’s report, as at December 31, 2010 and 2009 and for each of the fiscal years ended December 31, 2010 and 2009;

  management’s discussion and analysis of Northgate of the financial condition and results of operation for the fiscal year ended December 31, 2010;

  the unaudited interim financial statements of Northgate, including the notes thereon as at June 30, 2011 for the six-month period ended June 30, 2011;

  management’s discussion and analysis of Northgate of the financial condition and results of operation as at June 30, 2011 for the six-month period ended June 30, 2011;

  management’s information circular dated March 31, 2011 prepared in connection with the annual meeting of Northgate Shareholders held on May 10, 2011;

  material change report dated July 21, 2011 regarding the Primero Agreement entered into between Northgate and Primero;

  material change report dated August 12, 2011 regarding the results of a preliminary assessment report for the Kemess Underground Project; and

  material change report dated September 6, 2011 announcing that Northgate entered into the Arrangement Agreement with Northgate.

All documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports subsequently filed by Northgate with any securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the completion of the Arrangement in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement shall be deemed to be incorporated by reference into this Circular.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying statement or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Circular.

Information has been incorporated by reference in this Circular from documents filed with the securities regulatory authority in each of the provinces of Canada.

Information contained in or otherwise accessed through Northgate’s website, www.northgateminerals.com, or any other website does not form part of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1, 2010, no informed person of the Company or any associate or affiliate of an informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) Director or executive officer of the Company who has held such position at any time since January 1, 2010, or (b) associate or affiliate of a person in (a), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

AUDITOR

KPMG LLP is the Company’s current auditor.

INTERESTS OF EXPERTS OF AURICO AND NORTHGATE

The audited consolidated financial statements of Northgate as at December 31, 2010 and 2009 and for each of the years in the two-year period ended December 31, 2010, incorporated by reference in this Circular, have been audited by KPMG LLP, chartered accountants, as set forth in their report thereon, included therein and incorporated herein by reference. KPMG LLP has advised that they are independent of Northgate within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Information relating to Northgate’s mineral properties in this Circular and the documents incorporated by reference herein have been derived from reports prepared for Northgate or its subsidiaries by: Anthony Copland, Austin Hemphill, Brad Evans, Craig Tomlinson, Dean Frederickson, Gary Talor, Glenn Miller, Gordon Skrecky, Ian Holland, Ion Hann, James Gray, Jay Melnyk, Marcus Binks, Lionel Magumbe, Paul Napier, Sheila Daniel, Simon Hitchman, Tamer Dincer, Willie Hamilton, Mike Thomas, Kenneth Major and Carl Edmunds and have been included in reliance on such persons’ expertise. To AuRico’s knowledge, each of the aforementioned persons is a “qualified person” as such term is defined in NI 43-101.

To AuRico’s knowledge, none of the aforementioned persons received or has received a direct or indirect interest in Northgate’s property or in the property of any of Northgate’s associates or affiliates. To AuRico’s knowledge, as at the date hereof, the aforementioned persons specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than one percent of any class of shares of AuRico.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company’s web site at www.auricogold.com. Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010 and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Direction of Investor Relations of the Company by phone at 647-260-8880 or by e-mail at info@auricogold.com to request copies of these documents.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the Shareholders of the Company have been approved by the Board of Directors of AuRico Gold Inc.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Colin Benner
Colin Benner, Chairman

Toronto, Ontario
September 21, 2011

CONSENTS

Consent of KPMG LLP

To the Board of Directors of Northgate Minerals Corporation:

We have read the management information circular of AuRico Gold Inc. (the “Company”) dated September 21, 2011 with respect to the proposed acquisition of Northgate Minerals Corporation (“Northgate”) by the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned information circular of our report to the shareholders of Northgate on the consolidated financial statements of Northgate, which comprise the balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated March 28, 2011.

Vancouver, Canada	(Signed) KPMG LLP
September 21, 2011	Chartered Accountants

Consent of UBS Securities Canada Inc.

To the Board of Directors of AuRico Gold Inc.:

We refer to the opinion letter dated August 26, 2011, which we prepared for the Board of Directors of AuRico Gold Inc. (“AuRico”) in connection with the plan of arrangement involving AuRico and Northgate Minerals Corporation.

We consent to the inclusion of the opinion letter set out as Schedule “B” to the summary of the fairness opinion included under the headings “Q + A on the Arrangement, Voting Rights and Solicitation of Proxies – What recommendation is AuRico’s board of directors making on the Arrangement? and Has AuRico’s board of directors received a fairness opinion in connection with the Arrangement?”, “The Arrangement – Reasons for the Arrangement – Fairness Opinion” and “The Arrangement – UBS Fairness Opinion” in the management information circular of AuRico dated September 21, 2011.

Toronto, Ontario	(Signed) UBS Securities Canada Inc.
September 21, 2011

SCHEDULE A
SHARE ISSUANCE RESOLUTION

RESOLVED THAT:

  The issuance of such number of AuRico Gold Inc. (“AuRico”) common shares (“AuRico Shares”) as may be required to be issued in connection with, or as a consequence of, the acquisition of all of the common shares of Northgate Minerals Corporation (“Northgate”) pursuant to an arrangement under Division 5 of Part 9 of the British Columbia Business Corporations Act (the “Arrangement”) between AuRico and Northgate, including such number of AuRico common shares as may be required to be issued pursuant to the terms of the Arrangement, including on exercise of replacement options of AuRico, to be issued in exchange for all of the outstanding Northgate Options (as defined in the management information circular of AuRico dated September 21, 2011) and on the conversion of the Northgate Convertible Notes (as defined in the management information circular of AuRico dated September 21, 2011 (the “Circular”)), which are being assumed by AuRico as part of the Arrangement, which number of AuRico Shares to be issued or issuable is anticipated to be approximately 125,158,288 AuRico Shares as more particularly described in the section titled “Business of the Meeting” of the Circular, subject to adjustment pursuant to the terms of the Northgate Options and Northgate Convertible Notes, is hereby authorized and approved;

  Any director or officer of AuRico is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of AuRico or otherwise, and to deliver or cause to be delivered, all such documents, agreements or instruments and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments or the doing of any such act or thing; and

  The board of directors of AuRico be and is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.

A-1

SCHEDULE B
UBS FAIRNESS OPINION

UBS Securities Canada Inc. Brookfield Place 161 Bay Street, Suite 4100 P.O. Box 617 Toronto, Ontario M5J 2S1 Tel: 416 350-2201 Fax: 416 364-9296

August 26, 2011

The Board of Directors
AuRico Gold Inc.
320 Bay Street, Suite 1520
Toronto, Ontario M5H 4A6

Dear Members of the Board:

We understand that AuRico Gold Inc. (“AuRico”) and Northgate Minerals Corporation (“Northgate”) propose to enter into an agreement (the “Arrangement Agreement”) in respect of a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, AuRico will acquire all of the issued and outstanding common shares of Northgate (the “Northgate Common Shares”) not owned by AuRico or its affiliates, if any, for consideration (the “Share Exchange Ratio”) equal to 0.365 common shares of AuRico (the “AuRico Common Shares”) for each Northgate Common Share.

You have requested our opinion as to the fairness, from a financial point of view, to AuRico of the Share Exchange Ratio provided for in the Arrangement.

UBS Securities Canada Inc. (together with certain of its affiliates, “UBS”) has acted as financial advisor to the Board of Directors of AuRico and to AuRico in connection with the Arrangement and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Arrangement. In addition, UBS may also provide financing to AuRico in connection with the Arrangement and, in such event, would receive fees, interest payment and other compensation in connection therewith. In the past, UBS has provided investment banking services to AuRico and to Northgate unrelated to the proposed Arrangement, for which UBS and its affiliates received compensation, including having acted as financial advisor in respect of AuRico’s acquisition of Capital Gold Corporation. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of AuRico and Northgate and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available with respect to AuRico or AuRico’s underlying business decision to effect the Arrangement or any related transaction. Our opinion does not constitute a recommendation to any securityholder as to how such securityholder should vote or act with respect to the Arrangement or any related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Share Exchange Ratio to the extent expressly specified herein, of the Arrangement Agreement or any related documents or the form of the Arrangement or any related transaction. You have not requested that we provide a formal valuation (as defined in Multilateral Instrument 61-101 of the Ontario Securities Commission and the Autorité des marchés financiers of Québec) of AuRico or any of its respective securities or assets, and our opinion should not be construed as such. We express no opinion as to what the value of AuRico Common Shares will be when issued pursuant to the Arrangement or the prices at which Northgate Common Shares or AuRico Common Shares will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Arrangement Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Arrangement Agreement will comply with all material terms of the Arrangement Agreement, and (iii) the Arrangement will be consummated in accordance with the terms of the Arrangement Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on AuRico, Northgate or the Arrangement.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to AuRico and Northgate; (ii) reviewed certain internal financial information and other data relating to the businesses and financial prospects of AuRico that were provided to us by the management of AuRico and not publicly available, including financial forecasts and estimates prepared by the management of AuRico that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain estimates of synergies prepared by the management of AuRico that were not publicly available that you have directed us to utilize for purposes of our analysis; (iv) conducted discussions with members of the senior management of AuRico concerning the businesses and financial prospects of AuRico and Northgate; (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) compared the financial terms of the Arrangement with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed current and historical market prices of AuRico Common Shares and the Northgate Common Shares; (viii) considered certain pro forma effects of the Arrangement on AuRico’s financial statements; (ix) reviewed a draft of the Arrangement Agreement dated August 25, 2011; (x) reviewed a certificate dated the date hereof from certain senior officers of AuRico regarding certain matters, including that there have been no prior valuations (as defined in Multilateral Instrument 61-101) of AuRico or any of its material assets or subsidiaries prepared within the past 24 months; and (xi) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of AuRico or Northgate, nor have we been furnished with any such evaluation or appraisal. With respect to the projections, forecasts, estimates, budgets and synergies relating to AuRico and Northgate and their respective material subsidiaries and jointly-controlled entities used by us in the preparation of this opinion, including matters relating to AuRico’s capital, we have assumed, at your direction, that they have been reasonably prepared on a basis which reflects the best available estimates and judgments of the management of AuRico and we have relied upon the assumptions identified therein. Our opinion was rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of our opinion and the conditions, prospects, financial and otherwise, of AuRico and Northgate, as applicable, as they are reflected in the information and documents that we reviewed and as they were presented to us. Subsequent developments may affect this opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Share Exchange Ratio provided for in the Arrangement is fair, from a financial point of view, to AuRico.

This opinion is provided for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Share Exchange Ratio provided for in the Arrangement. We disclaim any undertaking or obligation to amend or update this opinion or to advise any person of any change in any fact or matter affecting this opinion of which we may become aware after the date hereof. In the event that there is any material change in any fact or matter affecting this opinion after the date hereof, we reserve the right to change (but have no obligation to), modify or withdraw this opinion.

Very truly yours,

UBS SECURITIES CANADA INC.

SCHEDULE C
AURICO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION FOR THE
YEAR ENDED DECEMBER 31, 2010
(Expressed in thousands of U.S. dollars, unless otherwise noted)

The unaudited pro forma condensed consolidated income statement for the fiscal year ended December 31, 2010 combines the historical consolidated income statements of AuRico Gold Inc., formerly known as Gammon Gold Inc. ("AuRico" or the "Company"), Northgate Minerals Corporation ("Northgate"), Capital Gold Corporation ("CGC"), and Nayarit Gold Inc. ("Nayarit") giving effect to (i) the acquisition by AuRico of the outstanding common shares of Northgate (the "Northgate Transaction"), (ii) the acquisition by AuRico of all of the outstanding securities of CGC (the "CGC Transaction"), and (iii) the acquisition by CGC of all of the outstanding securities of Nayarit, as if all had occurred on January 1, 2010.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Northgate Transaction and CGC Transaction (collectively, the "Transactions"), (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2010 has been prepared in accordance with Canadian GAAP, and should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated income statement.

In addition, the unaudited pro forma condensed consolidated financial information was based on and should be read in conjunction with the:

  separate historical audited consolidated financial statements of AuRico as at and for the year ended December 31, 2010, prepared in accordance with Canadian GAAP;

  separate historical audited consolidated financial statements of Northgate as at and for the year ended December 31, 2010, prepared in accordance with Canadian GAAP;

  audited consolidated financial statements of CGC as at and for the fiscal year ended July 31, 2010 and 2009, prepared in accordance with U.S. GAAP, and the related notes, including the reconciliation to Canadian GAAP for the year ended July 31, 2010;

  unaudited interim consolidated financial statements of CGC as at and for the three and six months ended January 31, 2011 and 2010, prepared in accordance with U.S. GAAP;

  unaudited interim consolidated financial statements of Nayarit as at and for the nine months ended June 30, 2010, prepared in accordance with Canadian GAAP; and

  unaudited interim consolidated financial statements of Nayarit as at and for the three months ended December 31, 2009, prepared in accordance with Canadian GAAP.

The pro forma condensed consolidated financial information should be read in conjunction with the description of the Transactions in this document.

On April 8, 2011, AuRico acquired all of the outstanding securities of CGC pursuant to a merger agreement. Following the completion of the CGC Transaction, the combined entity became known as AuRico. The operating results of CGC are not reflected in the financial statements of AuRico for any periods prior to April 8, 2011. Therefore, in order to provide the additional information necessary to assess the implications of the Transactions, Management of AuRico has reflected CGC's constructed consolidated financial information for the twelve months ended January 31, 2011 in the pro forma condensed consolidated income statement for the year ended December 31, 2010.

The audited consolidated financial statements of CGC for the year ended July 31, 2010, and the unaudited consolidated financial statements of CGC for the six months ended January 31, 2011 and 2010, have been used to approximate the year ended December 31, 2010. The unaudited income statement for the year ended January 31, 2011 was constructed by adding and deducting the unaudited consolidated income statement for the six months ended January 31, 2011 and the unaudited consolidated income statement for the six months ended January 31, 2010, respectively, from the audited consolidated income statement for the year ended July 31, 2010.

On August 2, 2010, prior to the merger of AuRico and CGC, CGC acquired Nayarit pursuant to a merger agreement. Following the completion of this transaction, the combined entity became known as CGC. The operating results Nayarit are reflected in the unaudited consolidated income statement of CGC for the six months ended January 31, 2011. The operating results of Nayarit are not reflected in the financial statements of CGC for any periods prior to August 2, 2010. Management of AuRico has reflected the consolidated financial information of Nayarit in the pro forma condensed consolidated income statement for the period January 1, 2010 to August 2, 2010. Nayarit's constructed consolidated financial information for the six months ended June 30, 2010 has been included in the pro forma condensed consolidated income statement for the year ended December 31, 2010 in order to provide the additional information necessary to assess the implications of the CGC Transaction. Nayarit's unaudited consolidated income statement for the six months ended June 30, 2010 was constructed by deducting the unaudited consolidated income statement for the three months ended December 31, 2009 from the unaudited consolidated income statement for the nine months ended June 30, 2010.

The financial year-ends of AuRico and Northgate are co-terminous ending on December 31. The financial year-ends of AuRico, CGC and Nayarit are non-coterminous; the financial year ends on July 31 for CGC, and September 30 for Nayarit. Given that the financial year-end of CGC differs from AuRico by more than 93 days, pursuant to paragraph 8.4(7)(c) of National Instrument 51-102, Management has prepared an unaudited pro forma constructed income statement as described above. The pro forma financial information was prepared for the purpose of the pro forma condensed consolidated income statement and does not conform with the financial statements for the business included elsewhere in this document.

The financial information presented for Nayarit was prepared based on the historical financial statements of Nayarit prepared and presented in Canadian dollars and was translated from Canadian dollars to U.S. dollars at the average exchange rate for the applicable period for the income statement data.

Management has determined that no material adjustments to the Northgate, CGC or Nayarit financial statements are required to comply with the accounting policies used by AuRico in the preparation of its consolidated financial statements, except as disclosed herein.

The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined companies' results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future operating results of the combined company. There are no material transactions between AuRico, Northgate, CGC and Nayarit during the periods presented in the unaudited pro forma condensed consolidated financial information that would need to be eliminated. See notes to the pro forma condensed consolidated financial information below.

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2010 has been prepared using the purchase method of accounting under Canadian GAAP, and is subject to change and interpretation. AuRico has been identified as the acquirer for accounting purposes for the Transactions. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma condensed consolidated financial information. In the opinion of AuRico's management, all adjustments considered necessary for a fair presentation have been included.

Under purchase accounting, the measurement of the fair value of the consideration issued and the assets and liabilities assumed is dependent upon certain valuations and other studies that have not yet begun or are not yet completed, and will not be completed until after the closing of the Transactions and the finalization of the respective valuation processes. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information and are necessarily based upon preliminary information available at the time of the preparation of this document. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company's future results of operations and financial position.

The unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Transactions, the costs to integrate the operations of AuRico and Northgate or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

AuRico Gold Inc.
Unaudited Pro Forma Condensed Consolidated Income Statement
For the Year ended December 31, 2010
(presented in accordance with Canadian GAAP)

(in thousands of U.S. dollars, except per share data)

	AuRico	CGC	Nayarit	Northgate		Pro Forma		Pro Forma	Pro forma
						Adjustments		Adjustments	Consolidated
						CGC		Northgate
						(note 4)		(note 5)

Revenue from mining operations	$238,266	$74,679	$—	$485,047	(i)	$2,147		$—	$800,139

Expenses
Production costs, excluding amortization and depletion	90,866	28,168	—	303,543	(i)	2,147		—	421,659
					(ii)	(3,065)
Mine standby costs	9,214	—		—		—		—	9,214
Refining costs	1,873	—	—	19,015		—		—	20,888
General and administrative costs	27,589	9,877	1,381	12,524		—		—	51,371
Exploration and business development	1,934	2,384	43	22,129	(iii)	(2,384)	(i)	(22,129)	1,977
Amortization, depletion and accretion	46,527	3,705	26	115,708	(iv)	(928)	(ii)	63,196	233,975
					(v)	5,741
	178,003	44,134	1,450	472,919		1,511		41,067	739,084

Earnings (loss) before other items	60,263	30,545	(1,450)	12,128		636		(41,067)	61,055
Impairment charge / writedowns	(221,610)	—	—	(80,785)		—		—	(302,395)
Gain on investments	1,260	—	—	—		—		—	1,260
Loss on disposal of assets	(2,582)	—	—	—		—		—	(2,582)
Interest on long-term debt	(3,149)	(1,220)	2	—		—		—	(4,367)
Foreign exchange (loss) gain	(3,091)	—	(3)	8,614	(vi)	(2,372)		—	3,148
Interest and other income	1,693	11	1	4,071		—		—	5,776
Other	(881)	(56)	—	—		—		—	(937)
	(228,360)	(1,265)	—	(68,100)		(2,372)		—	(300,097)

(Loss) earnings before income taxes	(168,097)	29,280	(1,450)	(55,972)		(1,736)		(41,067)	(239,042)
Future income tax (recovery) expense	(19,094)	—	—	17,041	(vii)	843	(iii)	(10,267)	(11,477)
Current tax (recovery)/expense	(1,516)	14,928	—	(1,309)		—		—	12,103
	(20,610)	14,928	—	15,732		843		(10,267)	626

Net (loss) earnings	$(147,487)	$14,352	$(1,450)	$(71,704)		$(2,579)		$(30,800)	$(239,668)

Loss per share
Basic (note 5(iv))	$(1.06)								$(0.86)
Diluted (note 5(iv))	$(1.06)								$(0.86)

Weighted average number of shares outstanding (in thousands)
Basic (note 5(iv))	138,503								278,023
Diluted (note 5(iv))	138,503								278,023

See accompanying notes

Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement
December 31, 2010
(In thousands of U.S. dollars, unless otherwise noted)

1.	Description of the transaction

On August 29, 2011, AuRico entered into a definitive acquisition agreement with Northgate (the “Agreement”) to acquire all of the issued and outstanding common stock of Northgate by way of a court approved plan of arrangement. Under the terms of the Agreement, each share of Northgate stock will be exchanged for 0.365 AuRico shares, and all of Northgate’s outstanding employee stock options will immediately vest and be exchanged for AuRico stock options. Northgate’s convertible senior notes will be exchanged for AuRico convertible senior notes. As a result of the Northgate Transaction, the shares of Northgate common stock will no longer be listed on any stock exchange or quotation system.

2.	Basis of presentation

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2010 was prepared using the purchase method of accounting. AuRico is considered the legal and accounting acquirer. The unaudited pro forma condensed consolidated financial information was based on the historical financial statements of AuRico, Northgate, CGC and Nayarit. Certain reclassifications have been made to the historical financial statements in preparation of the pro forma condensed consolidated financial information to conform to the financial statement presentation currently adopted by AuRico.

Under purchase accounting, the measurement of the fair value of consideration issued and the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company’s future results of operations and financial position.

The purchase method of accounting establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price. This particular requirement may result in the equity consideration being valued differently from the amount reflected in this unaudited pro forma consolidated financial information.

The assets acquired and liabilities assumed of Northgate will be recorded as of the completion of the Northgate Transaction, primarily at their respective fair values and added to those of AuRico. The results of operations of Northgate will be included in the financial statements of the combined company as of the date of the completion of the Northgate Transaction.

3.	Accounting policies

The pro forma condensed consolidated financial information for the year ended December 31, 2010 has been prepared using accounting policies consistent with the policies used in preparing AuRico’s audited consolidated financial statements as at and for the year ended December 31, 2010, in accordance with Canadian GAAP, except as disclosed herein.

4.	CGC Transaction Pro forma adjustments and assumptions

Adjustments included in the “Pro forma adjustments CGC” column represent the following:

(i)

CGC’s accounting policy was to net revenues from sales of silver against production costs as CGC considers silver to be a by-product. AuRico sells silver directly and, accordingly, such amounts are recognized as revenue. A pro forma adjustment has been presented to classify silver sales on a basis consistent with AuRico’s accounting policy.

(ii)

On the acquisition of CGC, AuRico recorded CGC’s royalty obligation assumed on acquisition at fair value. Previously, CGC had recorded the net smelter return payments associated with this obligation as an expense; accordingly, a pro forma adjustment to reverse the expense originally recorded by CGC has been reflected.

(iii)	This adjustment is to capitalize certain exploration costs that were expensed under U.S. GAAP, but which have been capitalized in accordance with AuRico’s accounting policy.

(iv)	This adjustment represents the impact of aligning CGC’s useful life and depreciation policies for its property, plant and equipment, with AuRico’s accounting policies under Canadian GAAP.

(v)

This pro forma adjustment reflects the increase to amortization and depletion expense of approximately $5,741 associated with the estimated increase to mining interests and the exploration property interest in connection with the preliminary fair value adjustment of approximately $79,594.

(vi)

AuRico management has determined the functional currency of CGC’s operating subsidiary to be the U.S. dollar. The unaudited pro forma consolidated financial information has been adjusted to reflect this determination.

(vii)

This pro forma adjustment reflects an estimate of the future income tax impacts of the acquisition on the income statement, primarily related to the amortization, depletion and depreciation expense adjustments; the reversal of royalty payments; the capitalization of exploration costs adjustment; and the U.S. dollar functional currency adjustment. The estimated rate is based on the historical effective tax rate for Mexico, which is 28% for the year ended December 31, 2010. AuRico believes that using its historical effective tax rate is factually supportable in that it is derived from statutory rates. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post-acquisition activities, including repatriation decisions.

5.	Northgate Transaction Pro forma adjustments and assumptions

Adjustments included in the “Pro forma adjustments Northgate” column represent the following:

(i)	This pro forma adjustment reflects the capitalization of exploration costs incurred and previously expensed by Northgate in accordance with AuRico’s accounting policy.

(ii)

This pro forma adjustment reflects the increase to amortization and depletion expense of approximately $63,196 associated with the estimated increase to mining interests in connection with the preliminary fair value adjustment.

(iii)

This pro forma adjustment reflects an estimate of the future income tax impacts of the acquisition on the income statement, primarily related to the depletion and amortization adjustment, and the capitalization of exploration costs. The estimated rate of 25% is based on the long-term (2013 onward) statutory rate in effect in British Colombia and Ontario, Canada, and Australia. AuRico believes that using this tax rate is factually supportable in that it is derived from statutory rates in these respective jurisdictions. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post- acquisition activities.

(iv)	The unaudited pro forma consolidated basic and diluted weighted average number of shares outstanding for the period presented is calculated as follows:

(in thousands)
AuRico’s weighted average number of shares outstanding – basic and diluted	138,503
Adjustment for AuRico common shares assumed issued on January 1, 2010 to Northgate shareholders in connection with the Northgate Transaction	106,724
Adjustment for AuRico common shares assumed issued on January 1, 2010 to CGC shareholders in connection with the CGC Transaction	32,797
Pro forma consolidated weighted average number of shares outstanding – basic and diluted	278,023

The effect of stock options, warrants and convertible senior notes is anti-dilutive and has therefore not been included in the determination of the diluted weighted average number of shares.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
AS AT AND FOR THE SIX MONTHS ENDED JUNE 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise noted)

The unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2011 combines the historical consolidated income statements of AuRico Gold Inc., formerly known as Gammon Gold Inc. (“AuRico” or the “Company”), Northgate Minerals Corporation (“Northgate”), and Capital Gold Corporation (“CGC”), giving effect to (i) the acquisition by AuRico of the outstanding common shares of Northgate (the “Northgate Transaction”), and (ii) the acquisition by AuRico of all of the outstanding securities of CGC (the “CGC Transaction”) as if both had occurred on January 1, 2011.

The unaudited pro forma condensed consolidated balance sheet as at June 30, 2011 combines the historical consolidated balance sheets of AuRico and Northgate, giving effect to the Northgate Transaction as if it had occurred on June 30, 2011.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Northgate Transaction and the CGC Transaction (collectively, the “Transactions”), (2) factually supportable, and (3) with respect to the income statements, expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated balance sheet and income statement as at and for the six months ended June 30, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). These pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

In addition, the unaudited pro forma condensed consolidated financial information was based on and should be read in conjunction with the:

  unaudited interim consolidated financial statements of AuRico as at and for the six months ended June 30, 2011, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”);

  unaudited interim consolidated financial statements of Northgate as at and for the six months ended June 30, 2011, prepared in accordance with IAS 34;

  unaudited interim consolidated financial statements of CGC as at and for the three and six months ended January 31, 2011 and 2010, prepared in accordance with U.S. GAAP.

The pro forma condensed consolidated financial information should be read in conjunction with the description of the Transactions in this document.

On April 8, 2011, AuRico acquired all of the outstanding securities of CGC pursuant to a merger agreement. Following the completion of this transaction, the combined entity became known as AuRico. The operating results and financial position of CGC are reflected in the financial statements of AuRico as at and for approximately the three months ended June 30, 2011. The operating results of CGC are not reflected in the financial statements of AuRico for any periods prior to April 8, 2011. Therefore, in order to provide the additional information necessary to assess the implications of the Transactions, Management of AuRico has reflected CGC’s consolidated financial information for the three months ended January 31, 2011 in the pro forma condensed consolidated income statement for the six months ended June 30, 2011. The unaudited consolidated financial statements of CGC for the three months ended January 31, 2011 have been used to approximate the period from January 1, 2011 to April 8, 2011.

The financial year-ends of AuRico and Northgate are co-terminous ending on December 31. The financial year-ends of AuRico and CGC are non-coterminous; the financial year ends on July 31 for CGC. Given that the financial year-end of CGC differs from AuRico by more than 93 days, pursuant to paragraph 8.4(7)(c) of National Instrument 51-102, Management has prepared an unaudited pro forma constructed income statement as described above. The pro forma financial information was prepared for the purpose of the pro forma condensed consolidated financial statements and do not conform with the financial statements for the business included elsewhere in this document.

Management has determined that no material adjustments to the Northgate or CGC financial statements are required to comply with the accounting policies used by AuRico in the preparation of its consolidated financial statements, except as disclosed herein.

The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the combined company.

There are no material transactions between AuRico, Northgate, and CGC during the periods presented in the unaudited pro forma condensed consolidated financial information that would need to be eliminated. See notes to the pro forma condensed consolidated financial information below.

The unaudited pro forma condensed consolidated financial information for the six months ended June 30, 2011 has been prepared using the acquisition method of accounting under IFRS, which is subject to change and interpretation. AuRico has been identified as the acquirer for accounting purposes for the Transactions. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma condensed consolidated financial information. In the opinion of AuRico’s management, all adjustments considered necessary for a fair presentation have been included.

Under acquisition accounting, measurement of the fair value of the consideration issued and the assets and liabilities assumed is dependent upon certain valuations and other studies that have not yet begun or are not yet completed, and will not be completed until after the closing of the Transactions and the finalization of the respective valuation processes. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing the unaudited pro forma condensed consolidated financial information and are necessarily based upon preliminary information available at the time of the preparation of this document. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Transactions, the costs to integrate the operations of AuRico and Northgate, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

AuRico Gold Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As at June 30, 2011
(presented in accordance with IFRS)

(in thousands of U.S. dollars)

				Pro Forma
				Adjustments	Pro forma
	AuRico	Northgate		(note 6)	Consolidated
ASSETS
Current assets
Cash and cash equivalents	$102,119	$244,469	(i)	$(25,000)	$298,488
			(v)	(3,400)
			(vi)	(19,700)
Receivables and derivative assets	17,130	37,459		—	54,589
Investments	12,986	—		—	12,986
Inventories	117,811	26,973		—	144,784
Prepaids and deposits	3,365	3,190		—	6,555
Assets held for sale	—	739		—	739
Total current assets	253,411	312,830		(48,100)	518,141
Deposits on property, plant and equipment	1,655	—		—	1,655
Long-term ore in process inventory	52,964	—		—	52,964
Investments	1,878	1,923		—	3,801
Other long-term assets	—	49,942	(ix)	(1,495)	48,447
Deferred tax assets	—	10,476		—	10,476
Property, plant and equipment and mining interests	772,110	431,722	(viii)	717,583	1,932,003
			(xi)	10,588
Intangible assets	3,215	—		—	3,215
Goodwill	233,289	—	(vii)	397,700	630,989
Total assets	$1,318,522	$806,893		$1,076,276	$3,201,691

See accompanying notes

AuRico Gold Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As at June 30, 2011
(presented in accordance with IFRS)

(in thousands ofU.S. dollars)

				Pro Forma
				Adjustments	Pro forma
	AuRico	Northgate		(note 6)	Consolidated
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables and accrued liabilities	$53,052	$64,856		—	$117,908
Current income tax liability	15,005	—		—	15,005
Current portion of long-term debt	4,182	8,519		—	12,701
Derivative liabilities	6,704	—	(vi)	2,574	9,278
Current portion of other long-term liabilities	772	—		—	772
Current portion of long-term provisions	5,281	26,081		—	31,362
Total current liabilities	84,996	99,456		2,574	187,026
Long-term debt	35,226	14,746		—	49,972
Other long-term liabilities	4,886	388		—	5,274
Long-term provisions	14,560	35,976		—	50,536
Employee future benefits	368	—		—	368
Convertible senior notes	—	133,950	(iii)	7,703	141,653
Option component of convertible senior notes	—	33,409	(iii)	39,573	72,982
Deferred income tax liability	141,966	4,728	(x)	181,669	328,363

Total long-term liabilities	197,006	223,197		228,945	649,148
Total liabilities	282,002	322,653		231,519	836,174

Shareholders’ equity
Capital stock	1,238,407	407,352	(iii)	(407,352)	2,557,510
			(iv)	1,319,103
Contributed surplus	27,344	10,719	(iii)	(10,719)	47,812
			(ii)	20,468
Deficit	(234,666)	29,551	(iii)	(29,551)	(245,240)
			(vi)	(10,574)
Accumulated other comprehensive income	5,435	36,618	(iii)	(36,618)	5,435
Total shareholders’ equity	1,036,520	484,240		844,757	2,365,517
Total liabilities and shareholders’ equity	$1,318,522	$806,893		$1,076,276	$3,201,691

See accompanying notes

AuRico Gold Inc.
Unaudited Pro Forma Condensed Consolidated Income Statement
For the Six Months ended June 30, 2011
(presented in accordance with IFRS)

(in thousands of U.S. dollars, except per share data)

					Pro Forma
					Adjustments	Pro forma
	AuRico	CGC	Northgate		(note 6)	Consolidated

Revenue from mining operations	$183,217	$20,038	$190,443	(xii)a	$744	$394,442

Expenses
Production costs, excluding amortization and depletion	51,391	7,676	117,659	(xii)a	744	176,648
				(xii)b	(822)
Refining costs	934	—	3,976		—	4,910
Mine standby costs	11,146	—	—		—	11,146
Amortization and depletion	24,526	1,030	52,627	(viii)	28,703	107,933
				(xii)c	(388)
				(xii)d	1,435
Total cost of sales	87,997	8,706	174,262		29,672	300,637

General and administrative costs	17,758	1,430	9,231		—	28,419
Exploration and business development	10,101	826	10,588	(xi)	(10,588)	10,101
				(xii)e	(826)
Decommissioning and site rehabilitation	—	—	12,652		—	12,652
Earnings before other items	67,361	9,076	(16,290)		(17,514)	42,633
Interest income	—	—	2,458		—	2,458
Foreign exchange (loss) gain	(3,200)	—	6,258	(xii)f	(1,554)	1,504
Fair value adjustment on option component of convertible notes	—	—	14,005		—	14,005
Finance costs	(1,534)	(273)	(1,476)		—	(3,283)
Other income (expense)	2,553	13	(4,234)		—	(1,668)
	65,180	8,816	721		(19,068)	55,649

Deferred income tax recovery	(3,814)	—	(13,764)	(x)	(4,529)	(22,532)
				(xii)g	(253)
				(xii)h	(172)
Current tax expense (recovery)	32,685	3,526	7,744		—	43,955
	28,871	3,526	(6,020)		(4,954)	21,423

Net earnings	$36,309	$5,290	$6,741		$(14,114)	$34,226

Earnings per share
Basic (xiii)	$0.24					$0.12
Diluted (xiii)	$0.24					$0.07

Weighted average number of shares outstanding (in thousands)
Basic (xiii)	153,542					278,929
Diluted (xiii)	154,121					295,534

See accompanying notes

AuRico Gold Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements
June 30, 2011
(In thousands of U.S. dollars, unless otherwise noted)

1.	Description of the transaction

On August 29, 2011, AuRico entered into a definitive acquisition agreement with Northgate (the “Agreement”) to acquire all of the issued and outstanding common stock of Northgate by way of a court approved plan of arrangement. Under the terms of the Agreement, each share of Northgate stock will be exchanged for 0.365 AuRico shares, and all of Northgate’s outstanding employee stock options will immediately vest and be exchanged for AuRico stock options. Northgate’s convertible senior notes will be exchanged for AuRico convertible senior notes. As a result of the Northgate Transaction, the shares of Northgate common stock will no longer be listed on any stock exchange or quotation system.

2.	Basis of presentation

The unaudited pro forma condensed consolidated financial information as at and for the six months ended June 30, 2011 was prepared using the acquisition method of accounting. AuRico is considered the legal and accounting acquirer. The unaudited pro forma condensed consolidated financial information was based on the historical financial statements of AuRico, Northgate, and CGC. Certain reclassifications have been made to the historical financial statements in preparation of the pro forma condensed consolidated financial information to conform to the financial statement presentation currently adopted by AuRico.

Under acquisition accounting, the measurement of the fair value of the consideration issued and of the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company’s future results of operations and financial position.

The acquisition method of accounting establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price. This particular requirement may result in the equity consideration being valued differently from the amount reflected in this unaudited pro forma consolidated financial information. See note 4 for the estimate of consideration expected to be transferred.

The assets acquired and liabilities assumed of Northgate will be recorded as of the completion of the Northgate Transaction, primarily at their respective fair values and added to those of AuRico. The results of operations of Northgate will be included in the financial statements of the combined company as of the date of the completion of the Northgate Transaction.

Acquisition-related transaction costs (i.e., advisory, legal, valuation, and other professional fees) and certain acquisition-related restructuring charges affecting Northgate and CGC are not included as a component of consideration transferred but are accounted for as expenses in the periods during which the costs are incurred. Total acquisition-related transaction costs expected to be incurred by AuRico and Northgate on a combined basis in connection with the Northgate Transaction are approximately $22,274, on a pre-tax basis, including the issuance by AuRico of common share purchase warrants with an estimated fair value of $2,574. The approximate transaction costs are reflected in the unaudited pro forma condensed consolidated balance sheet as a reduction to cash and cash equivalents, an increase to derivative liabilities for the issuance of common share purchase warrants, and an increase to the deficit balance for AuRico’s portion of the estimated transaction costs of $10,574. Northgate’s portion of the estimated transaction costs has been reflected within the preliminary purchase price allocation as a reduction of the book value of net assets acquired. The unaudited pro forma condensed consolidated income statement does not reflect any acquisition-related transaction costs incurred in connection with the Northgate Transaction. Transaction costs incurred by AuRico in connection with the CGC Transaction of approximately $9,360, on a pre-tax basis, have been reflected in AuRico’s consolidated financial statements as at and for the six months ended June 30, 2011.

3.	Accounting policies

The pro forma condensed consolidated financial information as at and for the six months ended June 30, 2011 has been prepared using accounting policies consistent with the policies used in preparing AuRico’s unaudited condensed consolidated financial statements as at and for the six months ended June 30, 2011, in accordance with IFRS.

4.	Estimated consideration transferred

The following is a preliminary estimate of consideration to be transferred to effect the acquisition:

	Conversion	Fair value
	calculation
Northgate common shares outstanding on September 8, 2011	292,393,362

Multiplied by the exchange ratio of 0.365 common shares of AuRico for each share of Northgate outstanding	106,723,577 AuRico shares to be issued
Multiplied by AuRico’s stock price as at September 8, 2011	$12.36	$1,319,103

Number and estimated fair value of vested Northgate stock options exchanged for stock options in the combined company	3,233,827	20,468

Estimate of change of control payments to be paid to Northgate employees stemming from existing employment agreements	n/a	3,400

Estimate of consideration to be transferred(1)		$1,342,971

(1) The estimated consideration expected to be transferred reflected in this unaudited pro forma condensed consolidated financial information does not purport to represent what the actual consideration transferred will be when the Northgate Transaction is consummated. In accordance with the acquisition method of accounting, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $12.36 assumed in this unaudited pro forma condensed consolidated financial information and that difference may be material. For purposes of determining the consideration transferred within the unaudited pro forma condensed consolidated financial information, the closing AuRico common share price of $12.36 on September 8, 2011 was used in the calculation. Management has used a 5% variability factor to illustrate the impact share price movements have on consolidated goodwill and shareholders’ equity. AuRico management deems this variability factor reasonable in light of current share price volatility.

	Pro forma	Increase in	Decrease in
	purchase price	AuRico share	AuRico share
	allocation	price by 5%	price by 5%
Price per share applied in the determination of consideration	$12.36	$12.98	$11.74
Shares issued	106,723,577	106,723,577	106,723,577
Consideration issued to Northgate shareholders (excluding stock options and change in control payments)	$1,319,103	$1,385,272	$1,252,935
Estimated fair value of replacement stock options issued	$20,468	$22,173	$18,893

	Pro forma	Increase in	Decrease in
	purchase price	AuRico share	AuRico share
	allocation	price by 5%	price by 5%
Change in control payments	$3,400	$3,400	$3,400
Total consideration	$1,342,971	$1,410,845	$1,275,228
Consolidated goodwill	$630,989	$698,863	$563,246
Consolidated shareholders’ equity	$2,365,517	$2,433,391	$2,297,774

5.	Estimate of assets to be acquired and liabilities to be assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by AuRico in the Northgate Transaction, reconciled to the consideration transferred as a result of the acquisition as at June 30, 2011:

Book value of net assets acquired	$484,240
Fair value and other adjustments to:
Mining interest (i)	717,583
Other long-term assets (ii)	(1,495)
Deferred income tax liability (iii)	(181,669)
Goodwill (iv)	397,700
Cash payment associated with the break fee (v)	(25,000)
Convertible senior notes (vi)	(7,703)
Option component of convertible senior notes (vi)	(39,573)
Capitalization of exploration costs (vii)	10,588
Estimated Northgate transaction costs (viii)	(11,700)

Estimate of consideration expected to be transferred	$1,342,971

i.	Reflects an adjustment of $717,583 to record the preliminary fair value adjustment allocated to Northgate’s mining interests.

ii.

Reflects an adjustment of $1,495 to eliminate deferred financing fees previously deferred by Northgate and classified within Other long-term assets. The adjustment reflects the net balance as of June 30, 2011. These deferred financing fees primarily relate to Northgate’s revolving credit facility which has been reflected in the pro forma condensed consolidated balance sheet at fair value. Accordingly, AuRico management has determined the fair value of this account to be nil. The carrying value of all other assets and liabilities is assumed to approximate fair value.

iii.

Represents the estimated deferred income tax liability, based on an estimated income tax rate of 25%, multiplied by the estimated difference between the fair value of the purchase price allocation adjustments made to assets and liabilities, excluding goodwill, and the estimated tax bases of the associated assets and liabilities, excluding goodwill. The pro forma adjustment to record the effect of deferred taxes was computed as follows:

Estimated differences between the estimated fair values and the tax bases:
Mining interest and property and equipment	$717,583
Capitalization of exploration costs	10,588
Other long-term assets	(1,495)
$726,676

Associated deferred income taxes at 25% tax rate:	$181,669

iv.	Goodwill represents the excess of the preliminary purchase price over the estimated fair value of assets acquired and liabilities assumed.

v.

Represents the break-fee assumed to be paid by Northgate to Primero Mining Corp. (“Primero”) in connection with a previously announced transaction between Northgate and Primero that did not proceed, thereby reducing the fair value of the net assets acquired.

vi.	Reflects the preliminary fair value adjustment associated with Northgate’s convertible senior notes.

vii.	Reflects the impact of capitalizing exploration costs in accordance with AuRico’s accounting policy, resulting in an increase to the book value of the net assets acquired by AuRico.

viii.	Reflects the impact of Northgate’s estimated transaction costs in connection with the Northgate Transaction of $11,700, resulting in a decrease to the book value of the net assets acquired by AuRico.

6.	Pro forma adjustments and assumptions

Adjustments included in the “Pro forma adjustments” column represent the following:

(i)

This pro forma adjustment assumes the payment of the $25,000 break-fee by Northgate to Primero. These costs are not expected to continue, and as such, an adjustment has not been included in the unaudited pro forma condensed consolidated income statement.

(ii)	This pro forma adjustment reflects the fair value of 3,233,827 replacement stock options outstanding with a total estimated fair value of $20,468.

(iii)

These pro forma adjustments eliminate the historical equity accounts of Northgate. These adjustments also reflect the fair value adjustment associated with the convertible senior notes as at June 30, 2011.

(iv)

This pro forma adjustment reflects the issuance of 106,723,577 shares of AuRico common shares at $12.36 per share in connection with the acquisition of 100% of the outstanding shares of Northgate capital stock.

(v)	This pro forma adjustment reflects the reduction in cash of $3,400 associated with the change of control payments, which have been treated as additional purchase consideration.

(vi)

This pro forma adjustment reflects AuRico and Northgate’s combined estimated transaction costs of approximately $22,274 associated with the Northgate Transaction, including the issuance by AuRico of common share purchase warrants at their estimated fair value of $2,574. These costs are reflected as an adjustment to cash and cash equivalents, derivative liabilities for the fair value associated with the common share purchase warrants (as the common share purchase warrants will be issued in a foreign currency, they meet the definition of a derivative instrument and are classified as a financial liability), and the deficit balance for AuRico’s portion of the estimated transaction costs of $10,574. Northgate’s portion of the estimated transaction costs of $11,700 has been reflected within the preliminary purchase price allocation as a reduction in the book value of net assets acquired. These costs are not expected to continue, and as such, an adjustment has not been included within the pro forma condensed consolidated income statement.

(vii)	This pro forma adjustment reflects the estimate of acquisition-date goodwill associated with the Northgate Transaction.

(viii)

This pro forma adjustment reflects the estimated increase to mining interests associated with the preliminary fair value adjustment of approximately $717,583, as well as the associated increase to amortization and depletion of approximately $28,703 for the six months ended June 30, 2011.

(ix)	This pro forma adjustment reflects the Company’s estimate of the fair value of the deferred financing fees included within other long-term assets as at June 30, 2011.

(x)

This pro forma adjustment reflects an estimate of the tax impacts of the acquisition on the balance sheet and income statements, primarily related to the estimated fair value adjustment for mining interests and the capitalization of exploration costs. The estimated rate of 25% is based on the long-term (2013 onward) statutory rate in effect in British Columbia and Ontario, Canada, and Australia. AuRico believes that using this tax rate is factually supportable in that it is derived from statutory rates in these respective jurisdictions. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post-acquisition activities.

(xi)	This pro forma adjustment reflects the capitalization of exploration costs incurred and previously expensed by Northgate in accordance with AuRico’s accounting policy.

(xii)	The following pro forma adjustments relate to adjustments associated with the CGC Transaction and financial information prior to April 8, 2011:

a.

CGC’s accounting policy was to net revenues from sales of silver against production costs as CGC considers silver to be a by-product. AuRico sells silver directly and, accordingly, such amounts are recognized as revenue. A pro forma adjustment has been presented to classify silver sales on a basis consistent with AuRico’s accounting policy.

b.

On the acquisition of CGC, AuRico recorded CGC’s royalty obligation assumed at fair value. Previously, CGC had recorded the net smelter return payments associated with this obligation as an expense; accordingly, a pro forma adjustment to reverse the expense originally recorded by CGC has been reflected.

	c.	This adjustment represents the impact of aligning CGC’s useful life and depreciation policies for its property, plant and equipment, with AuRico’s accounting policies under IFRS.

d.

This pro forma adjustment reflects the estimated increase to amortization and depletion of approximately $1,435 for the three months ended March 31, 2011 in connection with the fair- value adjustments to mining interests and the exploration property interest stemming from the CGC Transaction.

	e.	This adjustment is to capitalize certain exploration costs that were expensed under U.S. GAAP, but which have been capitalized in accordance with AuRico’s policy.

f.

AuRico management has determined the functional currency of CGC’s operating subsidiary to be the U.S. dollar. The unaudited pro forma consolidated financial information has been adjusted to reflect this determination.

g.

This adjustment represents the deferred tax expense impact of the adjustments primarily related to depreciation and amortization, the capitalization of exploration costs, and the U.S. dollar functional currency. The estimated rate is based on the historical effective tax rate for Mexico, which is 28% for the three months ended March 31, 2011. AuRico believes that using its historical effective tax rate is factually supportable in that it is derived from statutory rates. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post-acquisition activities, including repatriation decisions.

h.

This pro forma adjustment reflects an estimate of the tax impacts of the CGC Transaction on the pro forma condensed consolidated income statement, primarily related to the estimated fair value adjustments for mining interests and the reversal of royalty payments. The estimated rate is based on the historical effective tax rate for Mexico, which is 28% for the three months ended March 31, 2011.

(xiii)	The unaudited pro forma consolidated basic and diluted earnings per share for the period presented is calculated as follows:

Pro forma consolidated net earnings for the period	$35,957
Effect of dilutive securities:
Fair value adjustment on option component of convertible senior notes	14,005
Pro forma diluted net earnings for the period	$21,952

(share information is in thousands)
AuRico’s weighted average number of shares outstanding - basic	153,542
Adjustment for AuRico common shares assumed issued on January 1, 2011 to Northgate shareholders in connection with the Northgate Transaction	106,724
Adjustment for AuRico common shares assumed issued on January 1, 2011 (rather than April 8, 2011) in connection with the CGC Transaction	18,663
Pro forma weighted average common shares outstanding - basic	278,929

AuRico’s weighted average number of shares outstanding - diluted	154,356

Adjustment for AuRico common shares assumed issued on January 1, 2011 to Northgate shareholders in connection with the Northgate Transaction	106,724
Adjustment for AuRico common shares assumed issued on January 1, 2011 (rather than April 8, 2011) in connection with the CGC Transaction	18,663
Effect of pro forma dilutive securities:
Convertible senior notes (a)	15,201
Stock options	590
Pro forma weighted average common shares outstanding – diluted	295,534

(a)

Based on Northgate’s convertible senior notes, which convert to 41,646,260 Northgate common shares. Based on the 0.365 conversion factor contemplated within the Northgate Transaction, this results in approximately 15,200,884 AuRico common shares.

AuRico’s proxy solicitation agent is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
(800) 322-2885 (Call Toll-Free)
Facsimile: (212) 929-0061
Email: proxy@mackenziepartners.com

The Depositary for the Arrangement is:

COMPUTERSHARE INVESTOR SERVICES INC.
For Delivery by Registered Mail, by Hand or by Courier:
100 University Avenue, 9th Floor North Tower,
Toronto, Ontario, M5J 2Y1
Attention: Proxy Department
Telephone: (514) 982-7555
Toll Free: 1 (800) 564-6253
E-mail: service@computershare.com